UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TODD SHIPYARDS CORPORATION

(Name of Subject Company)

TODD SHIPYARDS CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

889039103

(CUSIP Number of Class of Securities)

Michael G. Marsh

Secretary and General Counsel

TODD SHIPYARDS CORPORATION

1801-16th Avenue SW

Seattle, WA 98134

(206) 623-1635

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Phillip R. Stanton, Esq.

Greensfelder, Hemker & Gale, P.C.

10 South Broadway, Suite 2000

St. Louis, Missouri 63102

(314)241-9090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address. The name of the subject company is Todd Shipyards Corporation (the “Company” or “Todd”). The Company is a Delaware corporation. The address of the principal executive offices of the Company is 1801 16th Avenue SW in Seattle, Washington, and the Company’s telephone number is (206) 623-1635.

Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the Common Stock, par value $0.01 per share of the Company (the “Company Common Stock” and each share of Company Common Stock, a “Share”, and collectively, the “Shares”). As of the close of business on December 15, 2010, there were 5,787,231 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address. The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information” above.

Tender Offer. This Schedule relates to a tender offer by Nautical Miles, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser on December 30, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all outstanding Shares at a price of $22.27 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable withholding and transfer taxes, payable by Purchaser upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 (together with any amendments and supplements, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are referred to in this Schedule as the “Offer.” According to the Offer to Purchase, the Offer will expire at 12:00 midnight, New York City time, on Friday, January 28, 2011, subject to extension in certain circumstances. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 22, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable following completion of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger may only be consummated after the stockholders of the Company have adopted the Merger Agreement at a meeting of stockholders in accordance with the DGCL. Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent. As a result of the Merger, at the Effective Time, each issued and outstanding Share (other than Shares owned by Parent or Purchaser, and Shares held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest and less any applicable withholding and transfer taxes, equal to the Offer Price. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is 5555 N. Channel Avenue, Portland, OR 97217. Information about the Offer, this Schedule, the Merger Agreement and related materials with respect to the Offer can be found on the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov or on the Company’s website at www.toddpacific.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Item 3, in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the board of directors of the Company (the “Company Board”) following Purchaser’s acceptance for payment of the Shares tendered in the Offer which, when added to the Shares issued to Purchaser pursuant to the Top-Up (as defined below) equal at least 90% of all of the issued and outstanding Shares, on a fully diluted basis, as calculated pursuant to the Merger Agreement. The Information Statement is incorporated herein by reference.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to the interests of the Company’s stockholders generally, and are described below in this section. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change of control for purposes of determining entitlements of our executive officers and directors.

Cash Payable to Directors and Executive Officers for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other stockholders. As of December 15, 2010, the directors and executive officers of the Company beneficially owned, in the aggregate, 352,305 Shares, including Shares issued to the Company’s directors that are subject to risk of forfeiture (“Company Restricted Shares”) but excluding (i) Shares issuable upon vesting of Company restricted stock units (“Company RSUs”) and (ii) Shares issuable upon exercise of Company stock settled appreciation rights (“Company SSARs”). Pursuant to the Merger Agreement, at the Effective Time, each Company Restricted Share that has not then vested shall immediately vest, shall be deemed to be a Share and the holder of such Share shall receive the Merger Consideration payable with respect to such share. Assuming that the directors and executive officers tender all of the Shares described above for purchase pursuant to the Offer and such Shares are accepted and purchased by Purchaser, the directors and executive officers will receive an aggregate of approximately $7,845,832 in cash. To the extent not tendered in the Offer, upon the Effective Time, such Shares will be converted into the right to receive the Offer Price (the “Merger Consideration”) promptly after the Effective Time of the Merger. The beneficial ownership of Shares of each director and the directors and executive officers as a group is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Treatment of Director and Executive Officer Equity Awards

The Company’s officers hold Company RSUs and Company SSARs. The Company’s directors hold Company SSARs. Pursuant to the Merger Agreement, at the Effective Time, (1) each Company SSAR that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into the right of the holder to receive an amount in cash equal to the product of (w) the excess, if any, of the Merger Consideration over the exercise price per Share of the Company SSAR multiplied by (x) the number of Shares subject to the Company SSAR, subject to applicable withholding taxes and (2) each Company RSU that is outstanding immediately prior to the Effective Time shall be converted into the right of the holder to receive an amount in cash equal to the product of (y) the Merger Consideration multiplied by (z) the number of Shares subject to the Company RSU, subject to applicable withholding taxes. The payments to be received by the Company’s directors and officers pursuant to (1) and (2) are collectively referred to as the “Equity Award Cash Payment.” As of the Effective Time all Company SSARs and Company RSUs will no longer be outstanding and shall automatically cease to exist, and each holder shall cease to have any rights with respect thereto, except the right to receive the Equity Award Cash Payment. Pursuant to the Merger Agreement, the Equity Award Cash Payment shall be made promptly following the Effective Time.

The table below sets forth the value of the Equity Award Cash Payment that each executive officer will receive pursuant to the Merger Agreement.

Executive Officer	Unvested Company SSARs	Vested Company SSARs	Unvested Company RSUs
Stephen G. Welch	$138,440	$82,060	$365,228
Michael G. Marsh	$41,530	$24,620	$109,568
Berger A. Dodge	$41,530	$24,620	$145,200
Total	$221,500	$131,300	$619,996

Each of the Company’s directors, excluding Stephen G. Welch, will also receive an Equity Award Cash Payment of $24,760 for the surrender and cancellation of such director’s Company SSARs.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Employment Agreements and Management Retention Agreements

Stephen G. Welch Employment Agreement

The Company is party to an employment agreement with its President and Chief Executive Officer, Stephen G. Welch, that provides for payments and benefits upon a termination of Mr. Welch’s employment or resignation in certain situations, including following a change of control. The severance benefit is triggered if Mr. Welch is terminated or not offered continued employment upon a change in control of the Company or Mr. Welch voluntarily terminates his employment following a six month transition period after the change in control. If triggered, the severance benefit is payable to Mr. Welch in a lump sum equal to two times Mr. Welch’s base salary in effect at the time of the change of control. Currently, the severance benefit payable to Mr. Welch upon a change of control equals $770,000.

Transition Agreements with Other Executives

On December 22, 2010, Todd Pacific Shipyards Corporation, a wholly owned subsidiary of the Company (“Todd Pacific”) entered into Transition Agreements with Michael G. Marsh, the Company’s Secretary and General Counsel and Berger A. Dodge, the Company’s Treasurer and Chief Financial Officer which are effective after the Effective Time and provide for certain employment and severance benefits (the “Transition Agreements”). The Transition Agreements provide that, after the Effective Time and for the term of Mr. Marsh’s and Mr. Dodge’s continued employment, if any, Todd Pacific will continue to pay Mr. Marsh and Mr. Dodge a monthly base salary not less than the base salary in effect one day before the closing of the Merger and will provide Mr. Berger and Mr. Dodge with benefits, including health insurance, comparable to benefits provided to other salaried employees of Todd Pacific. In addition, effective following the Effective Time, if prior to the 18-month anniversary of the Effective Time, Mr. Marsh’s or Mr. Dodge’s employment is terminated by Todd Pacific without cause or by such employee with good reason, Todd Pacific will continue to pay such employee’s monthly base salary, determined as of the day before the Effective Time, from the effective date of such termination of employment through the remainder of such 18-month period. The severance amount payable under the Transition Agreements is in addition to any accrued benefits payable under any incentive or other Company benefit plans to which Mr. Dodge or Mr. Marsh is a participant. This summary of the Transition Agreements does not purport to be complete and is qualified in its entirety by reference to the Transition Agreements which have been filed as Exhibits (e)(2) and (e)(3) to this Schedule and are incorporated herein by this reference.

Awards Under Executive Incentive Compensation Plan

Pursuant to the Company’s Executive Incentive Compensation Plan (the “Executive Incentive Plan”), the Company’s named executive officers may earn cash awards based on Economic Profit achieved by the Company during the fiscal year. For purposes of the Executive Incentive Plan, “Economic Profit” is defined as net operating profit after cash taxes, minus a capital charge for the invested capital used to generate the net operating profit. The capital charge is equal to 10% of the capital invested in the shipyard operations. The Executive Incentive Plan does not provide for a specific dollar threshold, target or maximum award. Instead, the three named executive officers of the Company share 10% of the Economic Profit of the Company.

Awards of incentive compensation to the named executive officers are payable over a three year period. The first payment, representing 50% of the awarded amount, is paid in June of the year awarded. The second payment, representing 25% of the awarded amount, will be paid in June of the next year with the final 25% paid in June of the third year. As a result, 50% of the bonus awarded for the 2010 fiscal year was paid in June 2010. The second payment, representing 25% of the awarded amount, will be paid in June 2011 and the final payment, also representing 25% of the awarded amount, will be paid in June 2012. Each Executive Officer’s right to receive the 2011 and 2012 payments is fully vested but is contingent upon the Executive Officer being employed with the Company at the designated time of each subsequent payment, subject to the change in control provisions discussed below. No awards were awarded in the 2009 fiscal year.

Under the Executive Incentive Plan, the Merger constitutes a “change in control,” and upon the Effective Time: (i) awards for the executive officers will be considered earned and will be calculated based on the Economic Profit of the Company for fiscal year 2011 as of and through the Effective Time (but ignoring the effects of the Merger) and (ii) the payment of the deferred portion of any previous award(s) that have not been paid as of such date will be accelerated. All such awards and accelerated payments of deferred amounts are required to be paid within 30 days after the Effective Time.

Set forth below is (i) an estimate of the award for fiscal year 2011 through the Effective Time which may become due to the Company’s named executive officers under the Executive Incentive Plan as a result of the Merger, and (ii) the amount of previous awards which were deferred pursuant to the Executive Incentive Plan that will be accelerated at the Effective Time.

Executive Officer	Estimated Amount of Award for FY 2011 Economic Profit Through the Effective Time*	Payment of Deferred Portion of Previous Awards
Stephen G. Welch	$710,383	$203,650
Michael G. Marsh	$152,213	$43,639
Berger A. Dodge	$152,213	$43,639

*	Estimated based on projections referenced in “Item 8. Additional Information — Certain Company Projections,” below. Actual amounts may differ.

Indemnification of Executive Officers and Directors

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company shall be assumed by the Surviving Corporation, shall survive the Merger as provided in the Merger Agreement and shall continue in full force and effect in accordance with their terms. From and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification obligations.

Directors’ and Officers’ Insurance

The Merger Agreement provides that for five years after the Effective Time, Parent shall or shall cause the Surviving Corporation to maintain officers’ and directors’ liability insurance covering each person covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger agreement for acts or omissions occurring prior to the Effective Time. Such coverage must be maintained in amounts no less favorable in the aggregate than the policy of the Company in effect on the date of the Merger Agreement; provided that Parent or the Surviving Corporation may substitute in place of such coverage (i) policies of any reputable insurance company or (ii) a prepaid “tail” policy at Parent’s expense, in each case, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the current insurance coverage of the Company.

This summary of the indemnification of executive officers and directors and the requirement of the Surviving Corporation to maintain directors’ and officers’ liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Legal Fees

Joseph D. Lehrer, a member of the Company Board, is a partner in the law firm of Greensfelder, Hemker & Gale, P.C. (“Greensfelder”). Greensfelder has served as counsel to the Company and the Transaction Committee with respect to the Merger Agreement, the Offer and the Merger. It is anticipated that if the Merger is consummated, Greensfelder, Hemker & Gale will receive fees of approximately $1,000,000.00.

(b) Arrangements with Parent, Purchaser or Their Affiliates

The following is a discussion of all material agreements, understandings and actual or potential conflicts of interest between the Company and Purchaser or Parent relating to the Offer.

The Merger Agreement

On December 22, 2010, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated in this Schedule by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide Company stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser, subject to the specific provisions of the Merger Agreement, may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue. The representations and warranties also allocate risk between the parties, rather than establish matters as facts. The representations and warranties are also subject to exceptions set forth on disclosure schedules and a contractual standard of materiality.

Confidentiality Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and Parent entered into mutual confidentiality agreements dated as of June 8, 2010, respectively (collectively, the “Confidentiality Agreement”). Under the Confidentiality Agreement, each of Parent and the Company, on behalf of itself, its respective affiliates and representatives, agreed, subject to certain exceptions, to keep confidential any non-public information concerning the other party. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which has been filed as Exhibits (e)(4) and (e)(5) to this Schedule and is incorporated herein by reference.

Exclusivity Agreements

On September 15, 2010, Parent and the Company signed a term sheet which was non-binding except with respect to certain exclusivity provisions whereby the Company agreed, without the prior written consent of Parent, for a period of sixty days thereafter, not to, directly or indirectly, solicit or facilitate, or participate in any discussions or negotiations (including by way of providing information) with, any other person that made or, to the Company’s knowledge, was considering making, a proposal with respect to the acquisition of 10% or more of the equity interests, assets, net revenues or net income of the Company (whether through a merger, acquisition, reorganization, recapitalization, dissolution tender offer, joint venture or other transaction). On November 12, 2010, Parent and the Company entered into a letter agreement renewing and extending the exclusivity provisions through November 30, 2010. On December 3, 2010, Parent and the Company entered into a letter agreement further extending the exclusivity provisions through December 15, 2010. This summary of the exclusivity provisions does not purport to be complete and is qualified in its entirety by reference to the letter agreements, dated November 12, 2010 and December 3, 2010, which have been filed as Exhibits (e)(6) and (e)(7) to this Schedule and are incorporated herein by reference.

(c) Arrangements with Affiliates.

Stockholder Tender Agreements

Concurrently with the execution of the Merger Agreement, on December 22, 2010, the Purchaser entered into a Tender and Support Agreement (the “Stockholder Tender Agreement”) with all of the Company’s directors and executive officers and Woodbourne Partners, L.P., a private investment company which holds Shares. Pursuant to the Stockholder Tender Agreement, such stockholders have agreed to tender their Shares in the Offer upon the terms and subject to the conditions of such agreements. In addition, pursuant to the Stockholder Tender Agreement, such stockholders granted proxies to Purchaser and Parent or otherwise agreed to vote such Shares in favor of the Merger. As of December 15, 2010, the Shares subject to the Stockholder Tender Agreement comprise approximately 15.3% of the outstanding Company Common Stock. The Stockholder Tender Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. The stockholders who executed and delivered Stockholder Tender Agreement did not receive any additional consideration.

This summary does not purport to be complete and is qualified in its entirety by reference to the Stockholder Tender Agreement, which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a) Recommendation of the Company Board

At a meeting held on December 21, 2010, the Company Board, upon the unanimous recommendation of the Transaction Committee, by unanimous vote of the disinterested directors (1) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (3) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Offer, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of the Company, (4) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company, unless the adoption of the Merger Agreement by the Company’s stockholders is not required by applicable law, (5) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby and (6) approved for all purposes Purchaser, Parent and their affiliates, the Merger Agreement and the transactions contemplated by the Merger Agreement to exempt such persons, agreements and transactions from any anti-takeover laws. Directors Welch and Lehrer did not participate in the vote with respect to the above actions due to actual or perceived interests in the Merger as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Affiliates.”

Accordingly, for the reasons described in more detail below, the Company Board by a unanimous vote of the disinterested directors recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A letter to the Company’s stockholders communicating the Company Board’s recommendation has been filed herewith as Exhibit (a)(2)(v) and is incorporated herein by reference. A copy of a press release issued by the Company, dated December 23, 2010, announcing the execution of the Merger Agreement, has been filed herewith as Exhibit (a)(5)(i) and is incorporated herein by reference.

(b) Background of the Transaction

Prior Activities Related to Possible Sales of the Company

As part of its ongoing evaluation the Company’s business, the Company Board has regularly reviewed and evaluated the Company’s strategic plans and alternatives with a goal of enhancing stockholder value. In connection with this process, the Company Board has from time to time actively searched for possible acquirers willing to purchase the Company’s stock for cash or for stock of another publicly traded entity. The Company Board’s attempts to find a purchaser for the Company stem from, among other things, the recognition that the Company’s continued success is largely dependent on its ability to obtain projects and revenue from the United States military and state transportation agencies. Those sources of revenue are subject to political risks, public funding risks and military decisions regarding deployment of vessels. Because of these risks, the Company has historically experienced volatile swings in its revenues and volumes. Larger ship repair and construction companies are able to reduce the risk of lower volumes of work by having multiple geographic locations and/or servicing other ship repair and construction markets. Additionally, the Company Board is aware that the Company’s low trading volume makes it difficult for stockholders to liquidate their positions.

The Company Board and senior management have from time to time considered other strategic alternatives, such as a management led buy-out of the Company or growth through acquisitions. However, the Company Board and senior management have experienced that the Company’s small size, considerable contingent liabilities and volatile revenue patterns generally hinder obtaining the financing necessary for such transactions. As a result, the Company Board’s search for strategic alternatives has generally focused on transactions which would result in a sale of control of the Company. The following is a brief description of attempts by the Company Board to facilitate a sale of the Company to parties other than Purchaser.

In 1998 the Company held independent negotiations for the sale of the Company with two potential acquirers: a large ship repair and construction company (“Company A”) and a large defense contractor with subsidiaries engaged in military ship repair and construction (“Company B”). Company A and Company B each refused to consider an acquisition of the stock of the Company and proposed to purchase the Company’s operating assets and to lease the Company’s real estate. In each case, the Company Board terminated negotiations without reaching a definitive agreement due to the tax costs of an asset sale and the significant indemnity and escrow requirements both Company A and Company B imposed to protect them against environmental liabilities related to the Company’s real estate on Harbor Island in Seattle, Washington and potential liabilities related to closed shipyards which the Company no longer owned.

In late 1999, the Company held negotiations with a publicly traded company engaged in the ship repair business (“Company C”) for the acquisition for the Company’s outstanding stock. After extensive discussions, the negotiations with Company C terminated when it became clear that Company C was unable to finance the proposed transaction.

In the year 2000, after the Company obtained a significant contract to service U.S. Navy aircraft carriers, the Company was approached again by Company A with a proposal similar to its 1998 proposal. Negotiations concerning this second proposal from Company A terminated because the Company was unable to reach acceptable agreements with Company A concerning the allocation of responsibility for the Company’s environmental and asbestos liabilities, as well as disagreements over the structure and purchase price associated with the transaction.

In the year 2000, the Company retained the services of a nationally recognized investment banking firm to act as a financial advisor (“Adviser A”) to the Company to assist the Company in arranging a disposition of the Company’s assets or capital stock. Based upon the efforts of Adviser A, in the year 2000 the Company engaged in extensive negotiations with a large private equity fund that owned a portfolio company engaged in the ship repair and construction business (“Company D”). Negotiations were terminated after three months when Company D determined that it did not want to acquire the Company because of its concern for possible environmental liabilities associated with the Company’s real estate on Harbor Island. Subsequently, the Company informed Company D that the Company had negotiated an insurance policy which would help mitigate the costs of the environmental cleanup of the Company’s Harbor Island facility, potential liability related to closed shipyards which the Company no longer owned and liability arising from asbestos claims against the Company. Nevertheless, Company D determined not to recommence negotiations with the Company.

In 2005 the Company held negotiations with a large defense contractor (“Company E”). During the course of the negotiations, the Company showed improved results and the Company’s stock price rose from approximately $21 a share to approximately $32 a share. Due to the rise in the Company’s stock price, the offer made by Company E was substantially below the then current market price for the Company’s stock. Negotiations between the Company and Company E were terminated when the Company Board determined that continued negotiations would not be in the best interest of the Company’s stockholders and Company E became concerned that stockholder approval would be difficult to obtain because of the increase in the Company’s stock price. Subsequent to the termination of the negotiations with Company E, the Company paid a special dividend of $4 per share to its stockholders after determining that the special dividend was in the best interest of the Company’s stockholders.

In July 2009, the Company’s Executive Committee, consisting of directors Joseph Lehrer, Patrick W.E. Hodgson and Stephen G. Welch (the “Executive Committee”), discussed whether the Company was then positioned to engage in a sale transaction. The Executive Committee considered that a sale transaction might then be a greater possibility because management believed that the Company could reasonably project the amount and value of its future Navy work, the Company was enjoying positive returns in its ship repair operations, and the Company had a substantial amount of new construction work. The Executive Committee further noted that the environmental liabilities of the Company were better defined and more predictable and that the current price per share of stock was trading below what they believed a likely purchaser would pay for the Company’s stock.

During the remainder of 2009, the Executive Committee, after consultation with the Board, contacted three perceived potential purchasers of the Company, including Company E. Although there was some initial interest in discussing a possible transaction, all parties contacted by the Executive Committee, stated that the then current economic environment was not conducive to a strategic transaction with the Company.

Negotiations with Parent

In 2006, Mr. Welch had a series of conversations with Frank J. Foti, the President of Parent, in which they considered various structures for combining the two companies, including a merger of Parent with and into a subsidiary of the Company, whereby Mr. Foti, as controlling equity owner of Parent would receive a combination of cash and Company Common Stock. Mr. Foti and Mr. Welch also discussed the possibility of a “going private” transaction whereby management of the Company and significant stockholders would retain their stock interest in a consolidated Company that would include the business of both the Company and Parent. These discussions did not lead to a transaction for a variety of reasons, including doubt that management and major stockholders of the Company would be willing to own stock in a privately held entity and reluctance by Mr. Foti to be a significant stockholder of a publicly traded company.

On April 28, 2010, Mr. Foti and Mr. Welch met while in Washington D.C. and had a brief discussion regarding the possibility of conducting further discussions relating to combining the two companies. No structure or price was discussed at that meeting.

On May 18, 2010, Mr. Foti called Mr. Welch to follow up on the discussion of April 28. In that conversation, Mr. Foti raised the possibility of Parent acquiring the Company in a cash transaction. Mr. Foti stated that the transaction might be accomplished using a financial partner. Mr. Foti asked Mr. Welch whether the Company was in a position to respond to an offer, and Mr. Welch said that the Company was in such a position. Mr. Welch reported this conversation to the other members of the Executive Committee.

On May 20 and May 21, 2010, Mr. Foti and Mr. Welch spoke by telephone, discussing the Company’s near term financial prospects and Parent’s access to the capital necessary to finance the acquisition of the Company’s stock. Mr. Welch and Mr. Foti discussed the “next steps” that would need to be taken in order to move forward with a possible transaction. Mr. Welch stated that he had been keeping the Company’s Executive Committee informed, and would be getting back to Mr. Foti with suggestions as to how to proceed.

On June 4, 2010, representatives of Parent met with representatives of the Company. In attendance on behalf of Parent were Mr. Foti, Mr. Joe O’Rourke (Senior Vice President for Business Development), Mr. Bruce Dummer (Senior Vice President, Finance) and, on behalf of the Company, Mr. Welch and Mr. Lehrer. At the meeting, the parties discussed the structure of a possible transaction, the method by which Parent would finance the transaction, the necessary steps in acquiring a publicly traded corporation, the particular areas of emphasis for due diligence and the method of valuing the company. The parties discussed various approaches to valuing the Company, but no price was proposed by either party. At the meeting, it was determined that the parties would sign confidentiality agreements that would provide for a confidential exchange of information between the parties and provide for the non-disclosure of discussions concerning a possible transaction.

Thereafter, drafts of confidentiality agreements were exchanged between attorneys at Greensfelder, representing the Company, and attorneys at K&L Gates LLP (“K&L Gates”), representing Parent. On June 11, 2010 a telephone conversation was held among Mr. Foti, Mr. Lehrer and attorneys from K&L Gates regarding the Confidentiality Agreements and the method of exchanging information. The Confidentiality Agreements were executed on June 8, 2010.

On June 13, 2010, Mr. Welch met with Mr. Foti, Mr. Dummer and Parent’s Chief Operating Officer, Mr. David Whitcomb. At the meeting, the parties discussed the manner in which Parent and the Company would potentially operate on a combined basis, and the particular role for Mr. Welch in the combined operations. No conclusions were reached as a result of the discussion.

Pursuant to Mr. Foti’s requests, Mr. Welch sent financial projections for the next four years to Mr. Foti on June 15, 2010, which Mr. Foti planned on using in discussing financing alternatives with possible lenders and investors. Mr. Welch had continuing telephone discussions with Mr. Foti regarding the projections and the method of operating and managing the possible combined companies from June 15 through the end of July.

On July 6, 2010, Mr. Lehrer and Mr. Foti had a telephone conversation during which Mr. Lehrer inquired as to Mr. Foti’s progress in determining a possible offer price for the Company and how Mr. Foti was progressing on financing. Mr. Foti stated that he was discussing senior debt with various parties, and he was also having discussions with various parties regarding possible mezzanine or private equity financing. Thereafter, Mr. Lehrer provided Key Bank and GE Capital with confidentiality agreements, allowing them to receive non-public information concerning the Company.

On July 26, 2010, K&L Gates attorneys had a conversation with Mr. Lehrer in which they discussed possible transaction structures, including a tender offer. Mr. Lehrer stated that the discussion was premature because the parties had not yet agreed on the value of the transaction. On July 28, 2010, Mr. Lehrer and Mr. Foti had a telephone conversation regarding the necessity of achieving a mutually acceptable formal proposal regarding the possible transaction. Mr. Foti told Mr. Lehrer that Parent would deliver a proposed term sheet to the Company for a scheduled conference call on August 2, 2010.

On August 2, 2010, Parent sent a proposed term sheet to Mr. Lehrer and Mr. Hodgson, which was followed by a telephone conference among Mr. Foti, Mr. Dummer, and K&L Gates, on behalf of Parent, and Mr. Hodgson and Mr. Lehrer, on behalf of the Company. The proposed term sheet contemplated a total purchase price of between $105 and $115 million, which equated to between $18.02 and $19.72 per share. Mr. Hodgson stated that such purchase price was unacceptable and that the Company would not respond to the offer. Mr. Foti stated his belief that his proposal was a fair price.

On August 6, 2010 Mr. Foti called Mr. Lehrer to discuss some of the financial assumptions used by Parent to determine its price, and on August 7, 2010 Mr. Foti and Mr. Lehrer discussed financial projections regarding the Company’s operations.

On August 13, 2010, Mr. Foti and Mr. Lehrer discussed by telephone whether the gap in the purchase price negotiations could be closed. Mr. Foti stated that Parent’s top price was $118 million based on the Company’s March 31, 2010 financial statements. During the conversation, Mr. Lehrer pointed out that the Company was generating additional working capital over the amount shown on its March 31, 2010 financial statements. Mr. Foti stated that if it could be demonstrated that the Company’s working capital would increase by at least $12 million by a presumed closing of November 31, 2010, then Parent would be willing to increase the purchase price to $130 million. Mr. Foti confirmed this proposal to Mr. Lehrer in an e-mail on the same day. After a discussion with Mr. Welch and Mr. Hodgson, Mr. Lehrer sent Mr. Foti projections indicating the Company’s working capital projections for the remainder of the year, which projected that the Company’s net working capital would be at least $12 million higher as of November 30, 2010 than at March 31, 2010.

On August 16, 2010, Mr. Foti sent an e-mail to Mr. Lehrer in which he specified that working capital projections of the Company should be presented net of contemplated transaction expenses and inquired about projections for results for the full 2011 fiscal year. Representatives of management of the Company held discussions with representatives of Parent later that day to provide more information about projections for the full 2011 fiscal year.

On August 19, 2010, Mr. Lehrer sent K&L Gates representatives a revised term sheet, and, in a telephone conversation and further e-mail correspondence, expressed that the Company was likely not willing to accept less than $130 million for all of the stock of the Company.

On August 19, 2010, a meeting was held at the Seattle office of K&L Gates among Mr. Foti, K&L Gates attorneys, Mr. Hodgson and Mr. Lehrer. During that meeting, there was a discussion of Mr. Welch’s obligation to remain with the Company after the closing of the contemplated transaction. It was pointed out that Mr. Welch’s Employment Agreement contemplated a six month transition period. Parent also expressed concerns about the working capital projections provided by the Company, including a possible deterioration in the end of year working capital numbers and the projected amount of cash on hand at the Company at the presumed November 30, 2010 closing date.

On August 20, 2010, the Company held its regular annual meeting of stockholders and a regularly scheduled meeting of the Company Board. At its meeting, the Company Board discussed the status of the negotiations between Parent and the Company. Board members expressed concern about the amount of time that had passed since the June 4, 2010 meeting between Parent and the Company and the fact that no term sheet had been agreed to. Further, the members of the Company Board expressed concern as to whether Parent would be able to obtain financing for the transaction. The Company Board instructed Mr. Lehrer to inform Mr. Foti that the Company had determined to terminate the discussions concerning the Transaction.

That evening, Mr. Lehrer called Mr. Foti and informed him of the Company Board’s decision. Mr. Foti expressed disappointment with the Company Board’s decision, and stated that he was confident that Parent would have the financing available and was willing to go forward with the negotiated purchase price of $130 million so long as Parent’s questions regarding the Company’s performance and projections were adequately addressed by the Company. Mr. Lehrer relayed his discussion with Mr. Foti to the Company Board. After discussion by e-mail, on August 24, 2010, the Company Board decided to continue negotiations with Parent so long as (i) the Company received assurances from Parent’s lenders that they were willing to proceed with the financing based on their knowledge of Parent and the Company (through the Company’s public filings) and (ii) the Company and Parent reached a mutually acceptable term sheet by the end of August. Mr. Lehrer and Mr. Foti then had a discussion where it was decided that Parent would perform more financial due diligence and Mr. Lehrer would speak to Parent’s potential lenders to determine whether the financing of the transaction was feasible.

Mr. Lehrer held separate discussions with Key Bank and GE Capital on August 26, 2010, in which representatives of these lenders described their plans regarding the due diligence for the financing. Each of the lenders expressed the view that the Company’s contingent liabilities, particularly for environmental claims and asbestos claims, would not likely prevent the financing from occurring. Mr. Lehrer reported these conversations to the Company Board.

Also on August 26, 2010, Mr. Welch and Mr. Berger Dodge, the Company’s Chief Financial Officer, had discussions with Mr. Dummer regarding a number of financial issues raised by Parent and supplied Parent with additional financial information and business information. Between August 28 and August 31, 2010, Greensfelder, representing the Company, and K&L Gates, representing Parent, negotiated the provisions of a term sheet, but were unable to reach agreement on the amount of a fee to be paid by Parent to the Company if Parent were to be unwilling or unable to close the transaction although all conditions were satisfied or if Parent were to be unable to obtain the necessary financing (a “reverse termination fee”). The parties also were not in agreement concerning requirements imposed by Parent that the Company have minimum levels of cash or working capital at the closing.

On August 30, 2010, the Company Board determined to continue negotiations with Parent even though a term sheet had not been agreed upon. Also on that date, the Company Board established a Transaction Committee, consisting of directors Hodgson, Baird, Reason and Clifford. The role of the Transaction Committee was broadly defined to include negotiating all terms of a potential transaction with Parent or other third parties. The members of the Transaction Committee proposed to hold their first meeting on September 7, 2010.

During the first week of September 2010, representatives of the Company provided Parent with more detailed financial due diligence. Parent representatives indicated that before they incurred additional transaction expenses or allowed their potential lenders to perform more due diligence, they wanted to review the new financial due diligence in detail and finalize Parent’s proposal. The Transaction Committee therefore determined to postpone its first meeting.

During the first two weeks of September 2010, Greensfelder and K&L Gates continued to negotiate the terms of a proposal, but were unable to reach agreement on the amount of a reverse termination fee or requirements that the Company have a minimum level cash or working capital at the closing.

On September 13, 2010, K&L Gates presented a formal proposal that did not contain any condition that the Company would have a minimum level of cash or working capital, however the proposal did not specify the amount of any reverse termination fee. Later that day, Mr. Foti and Mr. Hodgson discussed the amount of the reverse termination fee.

The Transaction Committee held a meeting on September 15, 2010 at which all of the members of the Transaction Committee were present and, for portions of the meeting, Mr. Welch, Mr. Lehrer and other Greensfelder attorneys were present. At this meeting, representatives of Greensfelder provided the Transaction Committee with a summary of the Company Board’s and the Transaction Committee’s fiduciary duties concerning negotiations for a potential sale of the Company. In addition, the Transaction Committee elected Mr. Hodgson as Chairman of the committee. The Transaction Committee also approved retaining Greensfelder as transaction counsel, but agreed that it would continue to evaluate whether independent counsel may be appropriate.

At this meeting, the Transaction Committee also approved the proposal as presented, with a purchase price of $130 million. The proposal also contained a summary of certain key provisions that the Parties proposed to be in any definitive merger agreement, including:

•	that the transaction would be effected through a tender-offer followed by a “back-end” merger;

•	a “go-shop” period during which the Company would be permitted to solicit alternative transaction proposals after the signing of the definitive merger agreement;

•

the Company would have certain rights to terminate the agreement or change its recommendation to stockholders if required by the Company Board’s fiduciary duties, including if a superior offer were made and accepted, whether during the go shop period or after. In such a case, the Company would be obligated to pay a termination fee to Parent equal to 3.5% of the aggregate purchase price (approximately $4,550,000); and

•

Parent would be granted an option (the “Top-Up”) to purchase a number of newly issued Shares (the “Top-Up Shares”), not exceeding the amount of authorized, unissued Shares. The purpose of the Top-Up was to permit Parent, upon the closing of the Tender Offer to hold at least one Share more than 90% of the Shares outstanding immediately after the issuance of Top-Up Shares, so that the merger could be effected through a “short-form” merger procedure pursuant to Section 253 of the DGCL.

Although the proposal, as presented to the Transaction Committee, did not specify the amount of a reverse termination fee, Mr. Hodgson informed the committee that he believed Parent would agree to pay a reverse termination fee of 5% of the total purchase price. Mr. Hodgson stated his view that this was an acceptable amount of the reverse termination fee. The Transaction Committee authorized Mr. Hodgson to respond to the proposal by specifying a 5% reverse termination fee.

Later that day, Mr. Foti and Mr. Hodgson executed a non-binding term sheet setting forth the terms of the proposal as approved by the Transaction Committee. The proposal was not binding on the parties and constituted only an expression of interest, except for certain agreements by which the Company agreed to negotiate exclusively with Parent for a period of 60 days following the date of the proposal.

On September 16, 2010, Parent submitted an initial due diligence request to the Company and Greensfelder. The Company and representatives of Greensfelder began preparing due diligence submissions in response to this request. Commencing on or around September 23, 2010, the Company advised Parent, its advisers and certain of the lenders that a password-protected online data room that contained various legal and financial due diligence materials was available for representatives of Parent and its advisors to access. Throughout the process leading to the execution of the Merger Agreement, the data room was updated with new information, including specific information requested by Parent and its advisors.

Between September 16, 2010 and September 24, 2010, representatives of the Company and Greensfelder, on the one hand, and Parent and K&L Gates, on the other hand, had a number of conversations to discuss the due diligence process that would be followed in the next few weeks and the mutual desire to quickly complete the due diligence and work through any other key issues in the proposed transaction through a negotiation of the merger agreement terms. For the remainder of September and through the month of October, Parent continued its due diligence review of the Company, including meetings with key members of the Company’s management team.

On October 8, 2010, Greensfelder attorneys met with an attorney from K&L Gates at the St. Louis airport to discuss details of the tender offer structure followed by a back end merger. In particular, the parties’ attorneys discussed that the merger agreement should contemplate the possibility, in certain circumstances, of consummating the merger even if the tender offer was not consummated. The tender offer would have a minimum tender condition of approximately 67% of the Company’s Shares, which would allow Parent to immediately conduct a back-end merger through the short form merger procedure of under Delaware law. In addition, after commencement of the tender offer, the Company would promptly file a proxy statement for a single-step merger to prevent delay to the transaction if there were not enough Shares tendered in the tender offer to permit a short-form merger.

On October 12, 2010, Greensfelder attorneys relayed the proposed tender offer structure to the Transaction Committee.

On October 21, 2010, K&L Gates presented to Greensfelder and the Company a draft of a merger agreement reflecting discussions between the parties and their respective counsel to date. On October 22, 2010 and October 23, 2010 representatives of K&L Gates and Greensfelder had a number of conversations by telephone concerning issues in Parent’s proposed draft of the merger agreement, including a proposed requirement that the Company have a minimum amount of cash on hand at the closing, which Greensfelder believed would be unacceptable to the Transaction Committee based on prior instructions from the Transaction Committee. Also, on October 22, 2010, K&L Gates informed Greensfelder that Parent’s mezzanine lender would require additional financial due diligence which had not previously been discussed. Greensfelder and the Company’s management held a number of conversations with Parent concerning this additional financial due diligence.

On October 23, 2010, Greensfelder provided an initial assessment of Parent’s draft of the Merger Agreement and relayed the requirement for additional financial due diligence to the Transaction Committee. Between October 23, 2010 and October 26, 2010 Greensfelder, in consultation with Mr. Hodgson, continued to discuss with K&L Gates that the Transaction Committee would not agree to any requirement that the Company have a minimum amount of cash or working capital on hand at the closing.

During the last two weeks of October, Mr. Hodgson held discussions with potential financial advisers, including Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”), to select a suitable adviser to provide an opinion as to whether the consideration to be received by the holders of Company Common Stock in the Offer and the Merger is fair to them from a financial point of view.

On October 27, 2010, the Transaction Committee held a telephonic meeting. At this meeting, the Transaction Committee (i) discussed the draft of the merger agreement proposed by Parent and authorized

Mr. Hodgson and Greensfelder to continue negotiating the Merger Agreement, consistent with the provisions of the Term Sheet, (ii) approved the retention of Houlihan Lokey as financial adviser, solely for the purpose of providing an opinion as to whether the consideration to be received by the holders of Company Common Stock in the Offer and the Merger was fair to them from a financial point of view and (iii) approved the terms of Greensfelder’s engagement to serve as transaction counsel. The Transaction Committee specifically discussed Parent’s proposed condition that the Company have a minimum amount of cash on hand at closing and determined that such a condition was not acceptable.

On October 28, 2010, the Company, the Transaction Committee and Houlihan Lokey executed and delivered an engagement letter formally engaging Houlihan Lokey to provide a fairness opinion as described above. On October 28, 2010, representatives of Houlihan Lokey were granted access to the Company’s data room.

On October 28, 2010, representatives of Greensfelder and K&L Gates held a telephone conference to discuss a number of issues presented in Parent’s proposed draft of the Merger Agreement, including (i) the permissibility of dividends which might be paid after the signing of the Merger Agreement, (ii) rights of the parties to terminate the Merger Agreement, (iii) the definition of a “Superior Proposal,” (iv) events triggering the payment of any termination fee or reverse termination fee, (v) the restrictions and conditions on the Top-Up, (vi) conditions to closing and (vii) a request by Parent to adjust the offer price paid to stockholders of the Company to reflect performance equity compensation in the Company’s Everett Shipyard subsidiary. Greensfelder relayed these discussions to Mr. Hodgson.

On November 1, 2010, Greensfelder provided a response draft of the merger agreement to K&L Gates. On November 4, 2010, representatives of Greensfelder and K&L Gates held a telephone conference to discuss the draft of the merger agreement. A number of legal issues were resolved, however, the parties still had not agreed on any of the significant issues discussed on October 28. Greensfelder relayed the results of this discussion to Mr. Hodgson.

On November 6, 2010, K&L Gates sent a revised draft of the Merger Agreement to the Company and Greensfelder. While the parties had not reached agreement on the significant issues described above, the revised draft included changes which resolved other legal issues. On November 8, 2010 Greensfelder sent a written summary of the remaining open business and legal issues to the Transaction Committee.

The Transaction Committee held a telephonic meeting on November 10, 2010. Mr. Welch and representatives of Greensfelder, including Mr. Lehrer, attended as guests in the meeting, except for an executive session at the end of the meeting. The Transaction Committee discussed proposals which might provide mutually acceptable resolution of open issues related to (i) rights of the parties to terminate the Merger Agreement, (ii) the definition of a “Superior Proposal,” (iii) events triggering the payment of a termination fee or reverse termination fee, (iv) the restrictions and conditions on the Top-Up and (v) conditions to closing. However, the Transaction Committee rejected any adjustment to the offer price payable to the Company’s stockholders or restrictions on the Company’s right to declare and pay dividends after the signing of any merger agreement.

As instructed by the Transaction Committee, Mr. Lehrer relayed the committee’s proposals to Parent in a telephone discussion with Mr. Foti and K&L Gates on November 11, 2010. On November 12, 2010, Mr. Hodgson and Mr. Foti executed an exclusivity letter which extended the Parent’s rights to exclusive negotiations until November 30, 2010. Also on that day, Greensfelder sent to K&L Gates and Parent a draft of the merger agreement reflecting the Transaction Committee’s instructions.

On November 13, 2010, representatives of K&L Gates and Greensfelder held a conference call to discuss the outstanding business issues in the exchanged drafts of the Merger Agreement, the status of Parent’s financing efforts and the timeline of the transaction. This conference call was held in preparation for the special meeting of the Company Board scheduled for November 17, 2010. The representatives for the law firms noted that there had been no compromises by either party on the issue of the Company’s right to make payments of dividends after the signing of any merger agreement or whether there would be any adjustment to the aggregate offer price payable to the stockholders to account for performance equity awards to an executive of the Company’s Everett Shipyard subsidiary. The attorneys also discussed other issues that remained open, including certain of the representations and warranties, covenants related to the conduct of the Company’s business prior to the closing, the go-shop period, termination fees and other matters. During this call, K&L Gates informed Greensfelder that Parent had received verbal approvals from the loan committees of each of its lenders, but had not yet received proposed forms of credit agreements or commitment letters from the lenders. The attorneys also discussed the filing and mailing requirements to commence the tender offer. The attorneys concluded that it was unlikely that a definitive merger agreement would be ready for approval by the Company Board at the special meeting planned for November 17.

Greensfelder relayed this discussion to Mr. Hodgson and the Transaction Committee. The Transaction Committee decided to advise the Company Board to convene the special meeting on November 17 as planned. Even if a definitive draft of the Merger Agreement would not be available for review and approval, the special meeting would provide an important opportunity to update the full Company Board on the status of negotiations, the projected timeline, open issues between the parties and to hear presentations by representatives of Greensfelder and Houlihan Lokey regarding the proposed transaction.

On November 15 and 16, Greensfelder and K&L Gates held a number of conference calls to resolve as many of the legal issues as possible in the draft of the Merger Agreement. K&L Gates delivered a new draft of the Merger Agreement to Greensfelder and the Company in the early morning of November 16, 2010, which resolved some but not all of the disagreements between the parties.

On November 17, 2010, the Transaction Committee and the Company Board held a joint special meeting at the Company’s headquarters. All members of the Company Board attended in person, as well as representatives of Greensfelder and Houlihan Lokey as invited guests. Prior to the meeting, the members of the Company Board were provided with materials related to the proposed transaction. At the meeting:

•	representatives of Greensfelder reviewed with the Company Board its fiduciary duties in considering the proposed transaction;

•

Greensfelder made a presentation concerning the terms of the Merger Agreement and the acquisition process, and described the remaining items of disagreement between the Transaction Committee and Parent;

•	the Company Board considered the positive and negative factors and risks in connection with the proposed transaction, as discussed in the section entitled “— Reasons for Recommendation” below; and

•

representatives of Houlihan Lokey reviewed with the Transaction Committee and the Company Board their financial analysis to date relating to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger.

Following an extensive discussion, the Company Board (i) confirmed its support of the Transaction Committee’s negotiations, specifically, that there should be no reduction to the offer price payable to the Company’s stockholders and (ii) instructed the Transaction Committee to continue negotiations with Parent.

Later that afternoon and evening, representatives of Greensfelder and K&L Gates met at the Seattle office of K&L Gates to resolve legal issues in the draft of the merger agreement, including representations and warranties, covenants of the parties, triggers for the termination fee, the deadline or “outside date” for closing any transaction and Parent’s right to extend the expiration of the offer period if the financing condition were not satisfied. Greensfelder attorneys also relayed to K&L Gates the deliberations of the Company Board.

Between November 17, 2010 and November 23, 2010, the Company and Greensfelder worked on revisions to the draft merger agreement and the disclosure schedules. On November 23, 2010, Greensfelder delivered to K&L Gates and Parent a proposed revised draft of the merger agreement.

On December 3, 2010, representatives of Parent and the Company executed and delivered a letter agreement extending the period of exclusive negotiations through December 15, 2010.

Between December 1, 2010 and December 9, 2010, representatives of Greensfelder and K&L Gates held several discussions concerning the status of the transaction and exchanged drafts of the Merger Agreement. The attorneys also discussed the remaining open negotiation topics between the parties, which were (i) whether the Company would be obligated to pay a termination fee if the merger agreement were to be terminated by Parent as a result of a breach of a representation, warranty or covenant of the Company, (ii) the outside date for consummation of the Offer and the Merger and (iii) the price adjustments requested by Parent. On December 2, 2010, K&L Gates circulated a draft which reflected Parent’s agreement that there would be no adjustment to the merger consideration paid to the Company’s stockholders, provided that the Company would set the record date for its typical March dividend after the anticipated outside date for the Merger. During this period, there was no resolution of the other open issues. Mr. Hodgson had several conversations with representatives of Greensfelder during this period.

On December 10, 2010, representatives of Greensfelder, in consultation with Mr. Hodgson, and K&L Gates, in consultation with Mr. Foti, held several discussions to resolve all open issues and prepare for execution of the Merger Agreement. During these discussions, the parties agreed to an outside date of March 18, 2011, agreed on the specific covenants of Todd, a breach of which would trigger a termination fee payable to Parent and resolved all other substantive issues.

On December 13, 2010, the Transaction Committee held a joint special meeting with the Company Board, with representatives of Greensfelder in attendance. Representatives of Houlihan Lokey also attended for portions of the meeting. The purpose of the meeting was to consider the recommendation of the proposed transaction to the Company Board and action by the Company Board to approve the transaction. During the course of the meeting the Transaction Committee and Company Board discussed recent increases in the Company’s stock price, including significant increases during the day. The Company Board and the Transaction Committee noted that a financial blog that morning had made positive predictions concerning the Company’s stock based on the Company’s most recent quarterly report and public announcements concerning new contracts. There was no indication that the price increases were based on information about the proposed transaction. The Transaction Committee and the Company Board discussed that the Offer Price was now a much smaller premium over the current market price, however there was agreement that the proposed transaction with Parent remained in the best interest of the Company’s stockholders given that the challenges of finding alternative buyers had not diminished and the Company’s future performance remained subject to unpredictable patterns of U.S. Navy and state ferry authority purchasing decisions.

At this meeting, representatives of Houlihan Lokey reviewed with the Transaction Committee and the Company Board Houlihan Lokey’s financial analysis to date relating to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger. Representatives of Greensfelder discussed the provisions of the final Merger Agreement, including changes made since the last meeting of the Company Board on November 17, 2010.

Also during this meeting, the Company and Greensfelder received an e-mail notice from Parent that commitments from its lenders would not be available for several more days. The Transaction Committee determined that no action would be taken with respect to the proposed transaction at the meeting. The Transaction Committee adjourned its meeting until December 15, 2010, the last day of the then current exclusive negotiating period. Between December 13, 2010 and December 15, 2010, Parent and the Company and their respective attorneys had several conversations concerning the status of Parent’s financing.

The Transaction Committee and Company Board reconvened the adjourned joint meeting on December 15, 2010. It was apparent that Parent would not have financing available by the end of the exclusivity period which expired at the end of that day. During its discussion, the Transaction Committee and Company Board noted that the Offer Price was then a premium of only approximately 11% over the current market price of the Company Common Stock. The directors generally discussed that the current price of the Company Common Stock was not indicative of all of the risks the Company faced and the unpredictable nature of its revenue. The directors noted that that the Company’s stock price was subject to volatile swings whenever its business prospects improved or deteriorated significantly, but that consistent increases in its stock price were seldom sustained for long periods. The directors noted that it would be more difficult to obtain stockholder participation in the tender offer due to the increase in the Company’s stock price, but unanimously determined to proceed with the negotiations with Parent concerning a potential transaction. The Transaction Committee therefore determined to continue negotiations with Parent for an Offer Price of $22.27 per Share on the following terms: (i) there would be no extension of the exclusive negotiating period, (ii) Parent would have to provide copies of firm commitment letters to the Transaction Committee and sign a definitive agreement not later than December 23, 2010, (iii) the approximately one month “go shop” period following execution of a definitive agreement would be subject to extension by the Company for up to two weeks so that the Company Board would be able to adequately exercise its rights to seek superior proposals if the end of the year holidays interfered with their efforts and (iv) a breach of the Company’s representations and warranties in the Merger Agreement would not trigger any termination fee payable to Parent.

Later in the day of December 15, 2010, Mr. Hodgson and Mr. Foti discussed the positions of the Company Board and Transaction Committee in a telephone conference with representatives of their respective counsel in attendance. During this conversation, Parent agreed to continue negotiations on these terms and indicated that significant progress had been made with its financing. The parties’ attorneys began working on revisions to the definitive agreement, disclosure schedules and other ancillary documents.

On December 16, 2010, attorneys from Greensfelder and attorneys from K&L Gates held a conference call to discuss the remaining few changes to the Merger Agreement as agreed by Parent and the Company. On December 17, 2010, Greensfelder distributed revised versions of the Merger Agreement and schedules to K&L Gates. On December 19, 2010 attorneys from K&L Gates and Greensfelder held a conference call to finalize the Merger Agreement and Schedule and final versions of those documents were circulated after that day.

On the morning of December 21, 2010, Parent delivered to the Company copies of signed commitment letters from Parent’s lenders. Later that day, the Compensation Committee of the Company Board (the “Compensation Committee”), the Transaction Committee and the Company Board held a joint special meeting to consider and act on matters in connection with the proposed transaction. Representatives of Greensfelder were in attendance during the non-executive portion of the meeting. Representatives of Houlihan Lokey attended for portions of the meeting as well.

At this joint meeting, the Compensation Committee unanimously approved (i) the cancellation of outstanding equity awards at the effective time of the Merger in exchange for the consideration to be paid to holders of such equity awards in accordance with the terms of the Merger Agreement, (ii) the change of control payments contemplated by the Executive Incentive Plan and (iii) the Transition Agreements with Mssrs. Dodge and Marsh.

Also at this joint meeting, representatives of Houlihan Lokey reviewed with the Transaction Committee and the Company Board their financial analysis to date relating to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger and rendered an oral opinion to the Transaction Committee and the Company Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion, dated December 21, 2010) to the effect that, as of December 21, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates). See “Item 4. The Solicitation or Recommendation — Opinion of Financial Advisor.” Such opinion is attached hereto as Annex II.

Representatives of Greensfelder discussed the provisions of the final Merger Agreement, including changes made since the meeting of the Company Board on December 13, 2010. The Company Board also noted the approval of the proposed transaction by the Transaction Committee and the Transaction Committee’s recommendation regarding the proposed transaction.

The Company Board and the Transaction Committee again discussed the recent increases in the market price of the Company’s stock and noted that the premium of the Offer Price over the market price of the Company’s stock had continued to decline. The directors reviewed their prior discussions of the benefits and costs of the Merger Agreement, the Offer, the Merger and the other transactions proposed by the Merger Agreement.

At this joint meeting, the Transaction Committee unanimously voted to recommend that the Company Board (i) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, (ii) declare that it is in the best interests of the Company and its stockholders (other than Parent and its subsidiaries) that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby and that the stockholders of the Company tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement, (iii) declare that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders (other than Parent and its subsidiaries), and (iv) recommend that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer, and if required by the DGCL or other applicable law, adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, and (iv) approve all such other actions as are necessary or convenient for the consummation of the Transaction.

Following a detailed discussion of these matters and careful consideration of the proposed Merger Agreement and the Offer and the Merger, the Company Board, by a unanimous vote of the disinterested directors, (1) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (3) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of the Company, (4) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company, unless the adoption of the Merger Agreement by the Company’s stockholders is not required by applicable law, (5) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby and (6) approved for all purposes Purchaser, Parent and their affiliates, the Merger Agreement and the transactions contemplated by the Merger Agreement to exempt such persons, agreements and transactions from any anti-takeover laws.

On December 22, 2010, the parties executed the Merger Agreement and the appropriate parties executed and delivered the Stockholder Tender Agreements. On December 23, 2010, before the opening of trading on the NYSE, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

The Company intends to promptly commence contacting third parties to determine whether they might be interested in pursuing a transaction that may lead to an alternative proposal, however, there can be no assurance that such efforts will result in an alternative transaction being proposed or in a definitive agreement for such a transaction being entered into. The Company does not intend to announce further developments with respect to the solicitation process until the Company Board has made a decision regarding an alternative proposal, if any.

(c) Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Transaction Committee and the Company Board met several times and consulted with the Company’s senior management, outside counsel and financial advisors. In the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its decision to approve the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders accept the Offer, tender their Shares into the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger, the Company Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Company Board believes supported its determination and recommendation:

•	the historical market prices, volatility and trading information with respect to the Common Stock, including that the Offer Price of $22.27 per Share in cash:

•	Represented a premium of 19%, 31% and 39% over the one, three and six month, respectively, average closing prices of the Common Stock prior to December 21, 2010;

•	Represented a premium of 7.3% over the closing price of the Common Stock on December 21, 2010;

•	that the recent increase in the market price of the Company’s stock was similar to previous patterns of volatility in the Company’s stock price;

•	the Company Board’s belief that $22.27 per Share in cash to be received by the Company’s stockholders in the Offer and the Merger represented the best price available;

•

that, for many years the Company’s senior management and the Company Board had evaluated a broad range of potential strategic alternatives, including (i) continuing to operate the Company on a standalone basis; (ii) expanding the Company’s business through acquisitions; and (iii) pursuing other opportunities to sell the Company, as described above;

•

the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects if it were to remain an independent public company and that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan, all in an uncertain economic environment, unless the Company were acquired;

•

the fact that the Company faces significant environmental liabilities arising from conditions at sites that it currently owns and operates and numerous other sites which it has previously owned and operated during its 94 year history;

•

the fact that the Company faces significant liabilities arising from third party exposure to asbestos at the Company’s facilities and the most significant insurance agreement covering such liabilities is only projected to provide coverage for approximately two more years;

•

the fact that the Company’s short term and long term projections indicate declining revenue and profitability as existing contracts are performed and there are not indications of replacement contracts;

•

the fact that the Company’s business with its largest customers, such as the Navy and Washington State Ferry authority, is difficult to forecast and subject to budget and other constraints at the state and federal level, specifically (i) the Company cannot predict or control whether Washington State Ferry will exercise its option to purchase a fourth 64 car ferry or a 144 car ferry and (ii) the Company’s contracts with the Navy provide no assurance as to Navy ship availabilities;

•

the fact that it is difficult for stockholders to liquidate their ownership in the open market because the trading volume in shares of the Company Common Stock is lower than many other publicly traded companies;

•

the Company’s significant exposure to known and unknown contingent liabilities, including environmental liabilities and asbestos litigation, and other risks to the Company’s financial success or prospects;

•

the financial analysis reviewed by Houlihan Lokey with the Transaction Committee and the Company Board, and the oral opinion to the Transaction Committee and the Company Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated December 21, 2010), with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger, as of December 21, 2010, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. See “Item 4. The Solicitation or Recommendation — Opinion of Financial Advisor”;

•	that the payment of the Offer Price in cash provides certainty of value and immediate liquidity to the Company’s stockholders;

•

the Company Board’s view that it was unlikely that a third party would be interested in entering into strategic relationships with the Company or acquiring the Company on terms more favorable than those offered by Parent due in part to the Company’s extensive contingent liabilities;

•

the course of discussions and negotiations between the Company and Parent, resulting in an increase in the cash consideration per Share, improvements to the terms of the Merger Agreement in connection with those negotiations, and that Parent had stated that the $22.27 price was its “best and final offer” and that these were the most favorable terms to the Company to which Parent was willing to agree;

•

the terms and conditions of the Offer and the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified limited ability of the parties to terminate the Merger Agreement and the fact that the conditions to the Offer are specific and limited, and a majority are not within the control or discretion of Parent and, in the Company Board’s judgment, are likely to be satisfied;

•

subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to seek Superior Proposals (as such term is defined in the Merger Agreement) and, under certain circumstances, to terminate the Merger Agreement at any time either (i) in order to approve an alternative transaction proposed by a third party that is a Superior Proposal or (ii) as a result of specified intervening events which, in the good faith determination of the Company Board required the Company Board to change its recommendation to stockholders and terminate the Merger Agreement; provided that the Company would be required to pay to Parent a termination fee of approximately $4.55 million, and its belief, after consulting with its advisors, that such termination fee was reasonable in the context of termination fees that were payable in other comparable transactions;

•

the fact that if Purchaser is unable or unwilling to close the Offer or the Merger due to a failure of its financing or for other reasons specified in the Merger Agreement, generally excluding breaches or failures of the Company’s representations, warranties or covenants, or failures of specified conditions to closing, it is obligated to pay a reverse termination fee of $6.5 million;

•

that there was a high likelihood that the transaction with Parent would be completed given Parent’s financial condition, the commitments Parent has with respect to financing the transaction, and its ability to complete the Offer and the Merger; and

•

the availability of statutory appraisal rights under Delaware law in the Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per Share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer and Merger.

In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

•

the fact that the nature of the transaction as a cash transaction will prevent current stockholders from being able to participate in any future earnings or growth of the Company, or the combined companies, and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or as a result of the improvements to the Company’s operations;

•

the possibility that if the Offer and the Merger are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions, the Company may have lost customers and business partners after the announcement of the Merger Agreement, the Company’s business may be subject to disruption, the market’s perceptions of the Company’s prospects could be adversely affected and the Company’s directors and officers will have expended considerable time and effort to consummate the transactions;

•	the restrictions that the Merger Agreement imposes on soliciting competing proposals during the “go-shop period” and the “no-shop period”;

•

the fact that the Company must pay Parent a termination fee of $4.55 million if the Company terminates the Merger Agreement to pursue a Superior Proposal or due to an intervening event which, in the good faith determination of the Company Board requires the Company Board to change its recommendation to stockholders and terminate the Merger Agreement;

•

the possibility that the termination fee payable by the Company to Parent may discourage other bidders and, if the Merger Agreement is terminated, affect the Company’s ability to engage in another transaction for up to twelve (12) months following the termination date should the Offer not be completed;

•	the risk that the Offer may not receive the requisite tenders or votes from the Company’s stockholders and therefore the Offer and/or the Merger may not be consummated;

•

the restrictions on the conduct of the Company’s business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•	the fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other stockholders; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

(d) Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially by them pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority and Shares that may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. Pursuant to the Stockholder Tender Agreements, stockholders beneficially owning approximately 15.3% of the issued and outstanding Shares, including all of the Company’s executive officers and directors, have agreed to tender their shares in the Offer and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Affiliates — Stockholder Tender Agreements” above.

(e) Opinion of Financial Advisor

On December 21, 2010, Houlihan Lokey rendered an oral opinion to the Transaction Committee and the Company Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated December 21, 2010), to the effect that, as of December 21, 2010, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates).

Houlihan Lokey’s opinion was directed to the Transaction Committee and the Company Board and only addressed the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger and does not address any other aspect or implication of the Offer or the Merger. The summary of Houlihan Lokey’s opinion in this Schedule is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex II to this Schedule and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. We encourage Company stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule are intended to be, and do not constitute advice or a recommendation to the Transaction Committee or the Company Board or any stockholder as to how to act or vote or make any election with respect to any matter relating to, or whether to tender Shares in connection with, the Offer or the Merger.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed a draft dated December 20, 2010 of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections (and adjustments thereto) prepared by or discussed with the management of the Company relating to the Company for the fiscal years ending 2011 through 2015;

•

spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Offer and the Merger and related matters;

•	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to that data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the most likely currently available estimates and judgments of the management of the Company as to the future financial results and condition of the Company, and Houlihan Lokey expressed no opinion with respect to those projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Merger Agreement and the other related documents and instruments that are referred to therein will fully and timely perform all of the covenants and agreements required to be performed by that party, (c) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof, and (d) the Offer and the Merger will be consummated in a timely manner in accordance with the terms described in the Merger Agreement and the other related documents and instruments that are referred to therein, without any amendments or modifications thereto, in each case other than as would not be material to Houlihan Lokey’s analysis or its opinion. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) each of the Offer and the Merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an effect on the Company or any expected benefits of the Offer and the Merger that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect material to Houlihan Lokey’s analysis or its opinion from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Offer or the Merger, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Offer or the Merger, (b) negotiate the terms of the Offer or the Merger, or (c) advise the Transaction Committee, the Company Board or any other party with respect to alternatives to the Offer or the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion.

Houlihan Lokey’s opinion was furnished for the use and benefit of the Transaction Committee and the Company Board (solely in their capacities as such) in connection with their consideration of the Offer and the Merger. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party.

Houlihan Lokey was not requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Transaction Committee, the Company Board, the Company, Parent, their respective security holders or any other party to proceed with or effect the Offer or the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger or otherwise (other than the Offer Price and Merger Consideration to the extent expressly specified in Houlihan Lokey’s opinion), (iii) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of the Company, Parent or to any other party, except as expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company, Parent or any other party or the effect of any other transaction in which the Company, Parent or any other party might engage, (v) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of the Company’s, Parent’s or any other party’s security holders vis-à-vis any other class or group of the Company’s, Parent’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Offer or the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Offer or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer or the Merger, any class of such persons or any other party, relative to the Offer Price and Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It was assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Transaction Committee and the Company Board, on the assessments by the Transaction Committee, the Company Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Offer and the Merger. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of that nature.

In preparing its opinion to the Transaction Committee and the Company Board, Houlihan Lokey performed a variety of analyses, including those described below. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analysis is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Transaction Committee and the Company Board in connection with Houlihan Lokey’s opinion rendered on December 21, 2010. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

•

Enterprise value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price (“equity value”) plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”).

•	Earnings before interest, taxes, depreciation, amortization and pension expense adjusted for certain non-recurring items (“adjusted EBITDA”).

Unless the context indicates otherwise, enterprise values derived from the selected companies analysis described below were calculated using the closing price of Company Common Stock and the common stock of the selected shipbuilding and repair companies and selected defense contracting companies listed below as of December 20, 2010, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the estimated enterprise value as of such date, using the purchase prices to be paid for the target companies’ stock in the selected transactions, instead of closing stock prices. Accordingly, this information may not reflect current or future market conditions. Estimates of 2011 and 2012 adjusted EBITDA for the Company were based on estimates provided by our management for fiscal years 2011 and 2012. Estimates of 2011 and 2012 adjusted EBITDA for the selected shipbuilding and repair companies and selected defense contracting companies listed below were based on certain publicly available research analyst estimates for those shipbuilding and repair companies and defense contracting companies for the twelve month periods ending March 31, 2011 and 2012, respectively.

Selected Companies Analysis. Houlihan Lokey calculated multiples of enterprise value based on certain financial data for the Company and the following selected shipbuilding and repair companies:

•	Austal Ltd.

•	Conrad Industries, Inc.

In addition, Houlihan Lokey calculated multiples of enterprise value based on certain financial data for the Company and the following selected defense contracting companies:

•	BAE Systems plc

•	General Dynamics Corp.

•	Lockheed Martin Corporation

•	Northrop Grumman Corporation

•	Oshkosh Corporation

•	Force Protection, Inc.

The calculated multiples included:

•	Enterprise value as a multiple of adjusted EBITDA for the latest 12 month period for which financial information has been made public as of December 20, 2010 (“LTM”).

•	Enterprise value as a multiple of estimated adjusted EBITDA for the year ending March 31, 2011 (“2011E”).

•	Enterprise value as a multiple of estimated adjusted EBITDA for the year ending March 31, 2012 (“2012E”).

Houlihan Lokey applied selected multiple ranges derived from the selected companies to corresponding financial data for the Company. The selected companies analysis indicated the following implied per share reference ranges for the Company, as compared to the per share consideration payable in the Offer and the Merger:

Multiple	Implied Per Share Reference Range for the Company	Per Share Consideration
Enterprise Value to LTM Adjusted EBITDA multiple	$19.20 – $24.18
Enterprise Value to 2011E Adjusted EBITDA multiple	$18.09 – $22.70	$22.27
Enterprise Value to 2012E Adjusted EBITDA multiple	$19.09 – $23.32

Selected Transactions Analysis. Houlihan Lokey calculated multiples of enterprise value based on the estimated purchase prices paid in the following selected publicly-announced shipyard and industrial transactions:

Acquiror	Target
Sentinel Capital Partners LLC	Portec Rail Products, Inc.
Primoris Services Corporation	Rockford Corporation
Fishing Holdings LLC	Triton Boat Company, LP
Stanley Black & Decker, Inc.	CRC-Evans Pipeline International, Inc.
Vigor Marine LLC	Marine Industries Northwest, Inc.
Fehrway Marine, Inc.	Clear Marine Ltd.
AECOM Technical Services, Inc.	Tishman Construction Corporation
Pike Electric Corporation	Klondyke Construction LLC
Signet Maritime Corp.	Colle Maritime Co.
BAE Systems plc	Atlantic Marine Holding Co.
Churchill Corp.	Seacliff Construction Corp.
The Turner Corporation; Flatiron Construction	E. E. Cruz & Company, Inc.
Cerberus Capital Management, LP	DynCorp International Inc.
DXP Enterprises Inc.	NMMFP, Inc.
Renaissance Marine Group, Inc.	Northwest Jet Boats, Inc.
Donjon Marine Company, Inc.	Erie Shipbuilding, LLC
Sterling Construction Co. Inc.	Ralph L. Wadsworth Construction Company, Inc.
Dragados Construction USA Inc.	Pulice Construction, Inc.
Primoris Services Corporation	James Construction Group, LLC
Seacliff Construction Corp.	Broda Construction Ltd.
MasTec, Inc.	Precision Pipeline, LLC
Lufkin Industries Inc.	Rotating Machinery Technology, Inc.
J.F. Lehman & Co.	Drew Marine
Mint Turbines LLC	Northstar Aerospace Turbine Engine Service Group, Inc.
Edac Technologies Corp.	EDAC Aero
Ted Gelov	Hake Yachts, Inc.
Astronics Corp.	DME Corporation
Ametek Aerospace & Defense	Ametek HSA, Inc.
Atlantic Marine Boston, LLC	Boston Ship Repair, Inc.
Aecon Group Inc.	Lockerbie & Hole Inc.
Aecon Group Inc.	South Rock Ltd.
Fincantieri and Lockheed Martin Corp.	Manitowoc Marine Group, LLC
American Maritime Holdings, Inc.	Marine Hydraulics International, Inc.
American Maritime Holdings, Inc.	Tecnico Corporation, Inc.
Babcock International Group	Strachan & Henshaw Ltd.
Fountain Powerboat Industries, Inc.	Baja Marine Corp.
Jeppesen Sanderson, Inc.	Ocean Systems, Inc.
Todd Shipyards Corp.	Everett Shipyard

The calculated multiples included:

•	Enterprise value as a multiple of LTM revenue.

•	Enterprise value as a multiple of LTM EBITDA.

Houlihan Lokey applied the selected multiple ranges derived from the selected transactions to LTM revenue and LTM Adjusted EBITDA for the Company. The selected transactions analysis indicated the following implied per share reference range for the Company, as compared to the per share consideration payable in the Offer and the Merger:

Multiple	Implied Per Share Reference Range for the Company	Per Share Consideration
Enterprise Value to LTM Revenue Multiple	$19.27 – $23.56	$22.27
Enterprise Value to LTM EBITDA Multiple	$19.20 – $24.18

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate through the fiscal year ending March 29, 2015 based on internal estimates provided by the Company’s management. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of 2.75% to 3.25% to the Company’s fiscal year 2015 unlevered, after-tax free cash flow. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 13.5% to 15.5%. The discounted cash flow analysis indicated the following implied per share reference range for the Company, as compared to the per share consideration payable in the Offer and the Merger:

Implied Per Share Reference Range for the Company	Per Share Consideration
$17.60 – $19.93	$22.27

Miscellaneous

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the Offer and proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Company’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company.

Houlihan Lokey’s opinion was provided to the Transaction Committee and the Company Board in connection with their consideration of the Offer and proposed Merger and was only one of many factors considered by the Transaction Committee and the Company Board in evaluating the Offer and proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the consideration payable in the Offer or the Merger or of the views of the Transaction Committee, the Company Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Houlihan Lokey

Houlihan Lokey was engaged by the Company to provide an opinion to the Transaction Committee and the Company Board as to whether the consideration to be received by the holders of Company Common Stock in the Offer and the Merger is fair to them from a financial point of view. We engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. In particular, Houlihan Lokey has regularly rendered fairness opinions in the defense industry. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, Houlihan Lokey is entitled to receive a fee of $325,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Offer or the Merger. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Offer or the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer or the Merger.

Houlihan Lokey has in the past provided financial advisory services to the controlling stockholder of Parent, for which Houlihan Lokey has received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, Parent, other participants in the Offer or the Merger or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule, except with respect to the Stockholder Tender Agreement and the Top-Up.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule, no negotiations are being undertaken, or are underway, by the Company in response to the Offer that:

(i) relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person or

(ii) relate to, or would result in, (A) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (B) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (C) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Anti-Takeover Statutes and Provisions

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who beneficially owns 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Company Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

Because the Company, directly or through subsidiaries, conducts business in the State of Washington, the Offer and the Merger may be deemed “significant business transactions” under Chapter 23B.19 of the Washington Business Corporation Act (the “WCBA”). The provisions of Chapter 23B.19 of the WBCA are generally analogous to Section 203 of the DGCL except that the threshold ownership to be an “acquiring person” is 10% and the restriction period regarding a “significant business transaction” (defined to include mergers and certain other transactions) is five years. The Company Board has taken all necessary action such that the provisions of Section 23B.19 of the WCBA do not apply to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, grant such approvals and take such actions as are reasonably necessary to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or it has not been appropriately complied with, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered or to consummate the Merger.

U.S. and State Antitrust Approval

Pursuant to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the Offer, Parent filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of the Company on December 23, 2010. The Company also submitted its Premerger Notification and Report Form with the FTC and the Antitrust Division December 23, 2010. Consequently, the required waiting period with respect to the Offer will expire on January 7, 2011, unless earlier terminated. However if, during the initial waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, that the result will be favorable for the Offer.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and/or the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The Merger Agreement provides that any appraisal pursuant Section 262 of the DGCL will disregard any dilutive impact on the value of the Shares as a result of (i) the grant of the Top-Up, (ii) the issuance of Shares pursuant to the Top-Up or (iii) the promissory note issued to the Company by Purchaser as consideration for Shares issued in the Top-Up.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Vote Required to Approve the Merger

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. The terms of the Offer provide that the minimum number of Shares that must be validly tendered and not withdrawn is approximately 67%. After the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a substantial majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser the Top-Up, pursuant to which Purchaser may purchase from the Company the number of Shares that, when added to the Shares already owned by Parent or any of its subsidiaries following consummation of the Offer, constitutes at least 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares, on a fully diluted basis. The Top-Up will automatically be deemed to have exercised the Top-Up if stockholders have tendered before the expiration date of the Offer and not withdrawn that number of Shares, which when added together with the number of Shares owned by Parent and its subsidiaries and the number of Shares that may be validly issued as Top-Up Shares, would constitute at least 90% of the total number of outstanding Shares on a fully diluted basis, as calculated pursuant to the Merger Agreement. If the Top-Up is not automatically deemed to be exercised, Purchaser may voluntarily exercise the Top-Up upon prompt payment for all Shares tendered pursuant to the Offer. The Top-Up may be exercised only once and only on the terms and conditions set forth in the Merger Agreement to purchase newly issued or treasury Shares at a price per Share equal to the Offer Price. The number of Top-Up Shares that may be issued pursuant to the Top-Up is limited to the number of Shares that the Company is authorized to issue under its Certificate of Incorporation, but that are not issued and outstanding (and are not reserved) at the time of exercise of the Top-Up.

The aggregate purchase price for the Top-Up Shares may be paid by Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Shares. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will bear simple interest of 5% per annum, will be full recourse to Parent and Purchaser, and may be prepaid without premium or penalty.

The Top-Up is intended to expedite the timing of the completion of the Merger by permitting Parent and Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of Purchaser’s ownership of a substantial majority of the Shares following completion of the Offer.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement

The Merger Agreement provides that, following the payment by Purchaser for a number of Shares which, when added to the number of Shares issued to Purchaser pursuant to the Top-Up and Shares already owned by Purchaser or its subsidiaries, constitutes at least 90% of the Shares then outstanding, on a fully diluted basis as calculated pursuant to the Merger Agreement, Parent will be entitled to designate that number of directors as will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of Shares beneficially owned by Parent and its Subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to (B) the number of Shares then outstanding.

The Company is obligated pursuant to the Merger Agreement to promptly take all action requested by Parent necessary or desirable to effect any such election or appointment, including, at the election of Parent, (i) increasing the size of the Company Board (including by amending the Company By-laws if necessary to increase the size of the Company Board), (ii) filling vacancies or newly created directorships on the Company Board and (iii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law (including, to the extent applicable prior to the Effective Time, Rule 10A-3 under the Exchange Act and New York Stock Exchange listing standards).

Notwithstanding anything to the contrary, prior to the Effective Time, the Company Board shall have at least two “Independent Directors” who are members of the Company Board on the date of the Merger Agreement and independent directors as defined in NYSE listing standards. Following the election or appointment of Parent’s designees to the Company Board, the affirmative vote of a majority of the Independent Directors then in office will be required (i) for the Company to consent to amend or terminate the Merger Agreement, (ii) to waive any of the Company’s rights or remedies under the Merger Agreement, or (iii) to extend the time for the performance of any of the obligations or other acts of Parent or Purchaser.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Information Statement attached as Annex I to this Schedule is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above and in the Information Statement, and is incorporated herein by reference.

Litigation

On December 27, 2010, a class action complaint was filed by a purported stockholder of the Company in the Superior Court of King County, Washington, captioned Cheryl Marshall v. Todd Shipyards Corporation, et. al., Case No. 10-2-4502701, in connection with the Merger Agreement, the Offer and the Merger. The complaint names as defendants the Company, each of the directors and executive officers of the Company (the “Individual Defendants”), Woodbourne Partners, L.P., Parent and Purchaser. The complaint alleges, among other things, that the Individual Defendants have breached their fiduciary duties to the Company’s stockholders, including the duties of good faith and loyalty and due care and that Parent, Purchaser and Woodbourne Partners, L.P. aided and abetted the Individual Defendants’ alleged breaches of their fiduciary duties. The complaint includes, among others, allegations that (i) the consideration to be received by the holders of Shares is unfair, inadequate and less than the “intrinsic value” of the Shares, (ii) the provisions of the Merger Agreement unfairly protect the transactions proposed between the Company and Parent, including through a grossly excessive termination fee and inadequate go-shop period, (iii) the Top-Up is coercive, and (iv) the Individual Defendants did not seek competitive bids prior to entering into the Merger Agreement. Plaintiffs seek, among other relief, injunctive relief preventing the defendants from consummating the Offer and the Merger, compensatory damages and attorneys’ fees and expenses. The Company and the other defendants have not yet responded to the complaint. The Company believes the aforementioned complaint is completely without merit, and intends to vigorously defend against it.

Certain Company Projections

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company has provided to Parent, Purchaser and Purchaser’s lenders (i) the five-year projections of income that were prepared by management for internal planning purposes (the “Five Year Projections”) and (ii) quarterly projections of income for the four fiscal quarters through December 31, 2011 (the “Quarterly Projections”), which are summarized below and which are subjective in many respects. The Company also provided the Projections to Houlihan Lokey for its use in connection with the rendering of its fairness opinion to the Transaction Committee and the Company Board and performing their related financial analysis, as described under “Item 4. The Solicitation or Recommendation — Opinion of Financial Advisor”.

The Projections have been prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Grant Thornton LLP, the Company’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Schedule to influence a stockholder’s decision whether to tender Shares in the Offer, but is being included because the Projections were made available by the Company to Parent, Purchaser and Houlihan Lokey, as described under “Item 4. The Solicitation or Recommendation — Opinion of Financial Advisor”.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the some of the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent, Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

Five Year Projections

The Five Year Projections were prepared using assumptions by management based on its assessment of the most likely scenarios with respect to the Company’s business, including without limitation naval ship availabilities, awards of new repair contracts and the award of new ship construction contracts. The Company is currently party to a contract executed in December 2007 with Washington State Ferries (“WSF”) which is issued in two parts. Part A provides for the design of the ferries and Part B will dictate the terms of the actual construction of the ferries. Once the design and cost estimate are complete, the Company is contractually obligated to negotiate a price and delivery schedule for Part B of the contract, covering the construction of the ferries, with WSF. The timetable for the contract execution of Part B is dependent upon the availability of funds from WSF. There are no assurances that we will reach agreement with WSF on a price for construction of the ferries, a mutually acceptable delivery schedule, or that the necessary funding will be available from the State of

Washington to build any or all of the ferries. While there is uncertainty concerning any agreement with respect to a possible 144-car ferry construction contract, the Company believes it reasonably likely that such a contract will be awarded and that valuation of the Company should include this possibility.

The following is a summary of the Five Year Projections (dollars in thousands) and assumes that WSF awards the Company a contract to construct a 144-car ferry with construction commencing in fiscal year 2013.

	Projected
	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
Revenue	$277,010	$219,790	$217,111	$282,152	$189,477
Operating Income	$21,538	$19,269	$15,291	$21,701	$12,031
Net Income	$13,840	$12,282	$9,660	$13,898	$7,524
EBITDA	$26,396	$24,227	$19,954	$26,162	$16,087

Quarterly Projections

The following is a summary of the Quarterly Projections (dollars in thousands):

	Projected
	FY 2011	FY 2012
	Q4	Q1	Q2	Q3
Revenue:	$61,391	$71,060	$57,195	$52,075
Operating Income	$2,406	$6,193	$4,782	$4,348
Net Income	$1,387	$3,960	$3,033	$2,771
EBITDA	$3,565	$7,433	$6,021	$5,588

Forward-Looking Statements

Certain statements made in this Schedule that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.

These factors include those risk factors set forth in filings with the SEC, including the Company’s annual and quarterly reports, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; risks that the Offer and Merger will not close because of a failure to satisfy one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, franchisees, customers, vendors and other business partners; risks that stockholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability; and the risk that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated December 30, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on December 23, 2010 (the “Schedule TO”)).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(2)(C) to the Schedule TO).

(a)(1)(iv)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(2)(i)	Letter to employees from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2010).

(a)(2)(ii)	Letter to customers from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2010).

(a)(2)(iii)	Letter to vendors from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010 (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2010).

(a)(2)(iv)	Letter to commercial partners from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010 (incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2010).

(a)(2)(v)	Letter from Stephen G. Welch, Chief Executive Officer of the Company, to stockholders of the Company, dated December 30, 2010.

(a)(2)(vi)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).

(a)(5)(i)	Joint Press Release issued by Parent and the Company on December 23, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2010).

Exhibit No.	Description

(a)(5)(ii)	Summary Advertisement as published in the New York Times on December 30, 2010 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(iii)	Opinion, dated December 21, 2010, of Houlihan Lokey Financial Advisors, Inc. (included as Annex II to this Schedule 14D-9.)

(e)(1)	Agreement and Plan of Merger dated as of December 22, 2010 by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 23, 2010).

(e)(2)	Transition Agreement dated as of December 22, 2010, by and between Todd Pacific Shipyards Corporation and Michael G. Marsh (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2010).

(e)(3)	Transition Agreement dated as of December 22, 2010, by and between Todd Pacific Shipyards Corporation and Berger A. Dodge (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2010).

(e)(4)	Confidentiality Letter Agreement dated as of June 8, 2010 from the Company to Parent.

(e)(5)	Confidentiality Letter Agreement dated as of June 8, 2010 from Parent to the Company.

(e)(6)	Exclusivity Letter Agreement effective as of November 12, 2010 from Parent to the Company.

(e)(7)	Exclusivity Letter Agreement effective as of December 3, 2010 from Parent to the Company.

(e)(8)	Tender and Support Agreement, dated as of December 22, 2010, by and among Vigor LLC, Nautical Miles, Inc., Brent D. Baird, Steven A. Clifford, Patrick W.E. Hodgson, Joseph D. Lehrer, William L. Lewis, J. Paul Reason, Philip N. Robinson, Stephen G. Welch, Michael G. Marsh, Berger A. Dodge and Woodbourne Partners, L.P. (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2010).

Annex I	— Information Statement, dated December 30, 2010
Annex II	— Opinion of Houlihan Lokey Financial Advisors, Inc., dated December 21, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TODD SHIPYARDS CORPORATION

By:	/S/ STEPHEN G. WELCH
Name:	Stephen G. Welch
Title:	Chief Executive Officer

Annex I

TODD SHIPYARDS CORPORATION

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY

This Information Statement is being mailed on or about December 30, 2010 to holders of record of Common Stock, par value $0.01 per share (the “Company Common Stock” and each share of Company Common Stock, a “Share”, and collectively, the “Shares”) of Todd Shipyards Corporation (the “Company”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Nautical Miles, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), for all of the issued and outstanding Shares. Capitalized terms used and not otherwise defined herein will have the meaning set forth in the Schedule 14D-9. In this Information Statement, we sometimes use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the Company’s board of directors (the “Company Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of December 22, 2010 (as such agreement may be amended or supplemented, from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on December 30, 2010, to purchase for cash all outstanding Shares at a price of $22.27 per Share (such amount, the “Offer Price”), net to seller in cash, without interest and less any applicable withholding and transfer taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are referred to in this Information Statement as the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, January 28, 2011, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Company stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2010.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information incorporated by reference into this Information Statement) concerning Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

Parent has informed us that it will choose its designees to the Company Board from among the persons identified below. The following paragraphs set forth, with respect to each individual who may be designated by

Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Frank J. Foti (Age 54)

Mr. Foti has been a Manager and the President and Chairman of the Board of Parent since August 2000. He has also served as a director and as President and Chairman of the Board of Purchaser since its formation on December 21, 2010.

Bruce A. Dummer (Age 56)

Mr. Dummer has been a Manager and the Chief Financial Officer and Secretary of Parent since August 2000. He has also served as a director and as Chief Financial Officer of Purchaser since its formation on December 21, 2010.

David R. Whitcomb (Age 41)

Mr. Whitcomb has been the Chief Operating Officer of Parent since July 2008. He has also served as Chief Operating Officer of Purchaser since its formation on December 21, 2010. From July 2006 through June 2008, he served as Vice President, Production Support of Parent and from August 2001 through June 2006, as a Project Manager for Parent.

David Pollock (Age 65)

Mr. Pollock has been a Senior Advisor to Ashoka, a global organization of social entrepreneurs, since 2006. He served as Chief Executive Officer of Stormwater Management, Inc. from 1998 through 2005.

INFORMATION CONCERNING OUTSTANDING SECURITIES

Our authorized common stock consists of 19,500,000 Shares. As of December 15, 2010, a total of 5,787,231 Shares were issued and outstanding. Our Common Stock is the only class of our securities that is entitled to vote at a meeting of our stockholders. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, do not own of record or beneficially any Shares.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are biographical summaries, including positions and offices held during the past five years, of each current director and executive officer of the Company. There are no family relationships among the executive officers and directors. The executive officers are elected or appointed by the Company Board and serve until the election or appointment of their successors or their earlier death, resignation or removal.

Directors

Brent D. Baird (Age 71) - Director since 1992

Since January 1992 to the present, Mr. Baird has been a private investor. Mr. Baird was a general partner with Trubee, Collins & Co., a member firm of the New York Stock Exchange, from April 1970 to December 1983. From January 1984 through December 1991, Mr. Baird was a limited partner with Trubee, Collins & Co. Mr. Baird is a director of M&T Financial Corporation and a member of M&T Bank’s Directors Advisory Council-New York City/Long Island Division. He is president of First Carolina Investors, Inc., a non-diversified investment company. He was formerly a director of First Carolina Investors, Inc., Merchants Group, Inc., Allied Healthcare Products, Inc. and Sun-Times Media Group, Inc. Mr. Baird contributes his long term experience in investing and commercial banking to the efforts of the Company Board.

Steven A. Clifford (Age 68) - Director since 1993

Mr. Clifford served as Chairman and CEO of National Mobile Television, Inc. from 1992 to 2000. From 1979-1992 he served as President and CEO (1987-1992) of King Broadcasting Company, Inc. and as Vice President-Finance (1979-1987). Mr. Clifford serves on the Board of Directors of Laird Norton Company, Harbor Properties Inc., Winona Capital Management, King FM, and Mosaica Education, Inc. Mr. Clifford’s skills include financial and operating expertise from a career that included numerous years spent in management positions with several entities.

Patrick W.E. Hodgson (Age 70) - Director since 1992, Chairman since 1993

Patrick W.E. Hodgson serves as the Chairman of the Board but has not, since April 2004, served as an executive officer of the Company. Mr. Hodgson is an independent director, as defined by New York Stock Exchange listing standards (“NYSE Rules”). Mr. Hodgson has served as President of Cinnamon Investments, Ltd. (real estate and other investments) since 1981. From 1964 to 1989 he was also president of London Machinery Co. Ltd., a manufacturer of concrete and road machinery. Mr. Hodgson serves as a member of the Board of Directors of M&T Bank Corporation, and First Carolina Investors, Inc. Mr. Hodgson contributes his management expertise gleaned from a career that included running his own manufacturing firm and extensive experience in commercial banking.

Joseph D. Lehrer (Age 62) - Director since 1992

Mr. Lehrer has been a stockholder and officer of Greensfelder, Hemker & Gale, P.C. and a partner of its previous partnership (law firm) since 1980. He specializes in a corporate finance and mergers and acquisition practice involving public and private corporations. Mr. Lehrer is an Adjunct Professor of Law at Washington University School of Law in St. Louis, Missouri. Mr. Lehrer serves as a director of a number of privately-held corporations, and, since June 10, 2010, has also been a member of the Board of Directors of K-V Pharmaceutical Company, a New York Stock Exchange company. Mr. Lehrer brings to the Company Board extensive experience in corporate legal matters, including mergers and acquisitions, corporate finance and governance.

William L. Lewis (Age 59) - Director since 2004

Mr. Lewis is Chief Executive Officer of Lease Crutcher Lewis, a construction firm headquartered in Seattle, Washington, with offices in Portland, Oregon and Toronto, Canada. Mr. Lewis is a board member and past board chairman of The Seattle Foundation, past chairman and board member of the Woodland Park Zoo in Seattle, past chairman and current board member of the Downtown Seattle Association, current board member of the Washington Roundtable, and past Vice Chairman of the American Heart Walk in Seattle. Mr. Lewis is an honors graduate of Princeton University with a bachelor’s degree in Civil Engineering, Mr. Lewis also has a Masters Degree and Honors Fellowship in Civil Engineering and Construction Management from Stanford University. Mr. Lewis has long-term experience in the construction industry that benefits the Company Board and management of Todd in the building and repairing of marine vessels.

Admiral J. Paul Reason, USN (Ret.) (Age 69) - Director since 2007

Admiral Reason served as Vice Chairman and previously as President and COO of Metro Machine Corp., an employee-owned ship repair company that operated shipyards in Norfolk, Virginia and Philadelphia and Erie, Pennsylvania, from 2000 to 2006. Admiral Reason was Vice President for Ship Systems at SYNTEK Technologies, Inc. of Arlington, Virginia, from the end of his naval service in 1999 until 2000. From 1996 until 1999 he served as Commander in Chief of the US Atlantic Fleet. He currently serves as a Director of Amgen, Inc. and of Norfolk Southern Corporation, and previously of Wal-Mart Stores, Inc. As well, he is Chair of the ORAU Foundation, a member of the Oak Ridge Associated Universities Board, the National War Powers Commission, and the Naval Studies Board of the National Academies. Admiral Reason brings to the Company Board his vast experience with the Company’s largest customer, the United States Navy.

Stephen G. Welch (Age 53) - Officer Since 1994; Director since 1998

Mr. Welch joined the Company in March 1994 as Vice President of the Company and Chief Operating Officer of TSI Management, Inc., a wholly owned subsidiary of the Company. Mr. Welch was elected Chief Executive Officer of Elettra Broadcasting, Inc., another wholly owned subsidiary of the Company in May 1995. Mr. Welch was appointed Acting Chief Financial Officer in March 1995 and served in that capacity until July 1995. Mr. Welch was again appointed Acting Chief Financial Officer and Treasurer in September 1996 and served in that capacity until his appointment to Chief Financial Officer and Treasurer in June 1997. In September 1997, Mr. Welch was elected to the positions of Chief Executive Officer and President of the Company. In September 1998, Mr. Welch was elected to the Board of Directors of Todd.

Executive Officers

The following is a list of the Executive Officers of the Company as of December 30, 2010:

Name	Title	Age
Stephen G. Welch	Chief Executive Officer and President	53
Berger A. Dodge	Chief Financial Officer and Treasurer	42
Michael G. Marsh	Secretary and General Counsel	55

Messrs. Welch and Marsh have been employed by the Company in their respective positions indicated above for more than five years. Mr. Dodge has been employed by the Company as the Chief Financial Officer and Treasurer since July 2006. Prior to that time he served as the Company’s Manager of Planning and Analysis beginning in January 2003.

CORPORATE GOVERNANCE

Corporate Governance Principles, Guidelines and Board Matters

The Company is committed to having sound corporate governance principles and the highest ethical standards. The Company Board has adopted Corporate Governance Guidelines which set forth the practices the Company Board will follow with respect to its function, operation, organization, composition and conduct. The Corporate Governance Guidelines may be viewed at www.toddpacific.com. A copy may also be obtained from the Company’s Corporate Secretary at 1801 16th Avenue SW in Seattle, Washington.

Board of Director Independence

Except as provided pursuant to Parent’s rights to appoint directors under the Merger Agreement, a majority of the directors will be independent directors, as independence is determined by the Company Board, based on the guidelines set forth below.

For a director to be considered independent, the Company Board must affirmatively determine that the director does not have any direct or indirect material relationship with the Company. The Company Board adheres to the New York Stock Exchange listing requirements. In addition to applying these guidelines, the Company Board will consider all relevant facts and circumstances in making an independence determination. The Company Board will make and publicly disclose its independence determination for each director when the director is first elected to the Company Board and annually thereafter for all nominees for election as directors.

A director will not be independent if:

•	the director is, or has been in the last three years, employed by the Company, or an immediate family member is, or has been in the last three years, an executive officer of the Company;

•

the director has received in the last three years any direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such deferred compensation is not contingent in any way on continued service);

•

an immediate family member of a director has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	a Company officer is on the compensation committee of the board of directors of a company that employs the Company director or an immediate family member as an executive officer;

•

at the time of the independence determination, the director is an executive officer or employee, or if an immediate family member is an executive officer, of another company that does business with the Company and the sales by that company to the Company or purchases by that company from the Company, in any of the last three fiscal years, are more than the greater of two percent of the annual revenues of that company or $1 million.

A director will not be independent if (A) the director or an immediate family member is a current partner of a firm that is the Company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company’s audit within that time.

The Company Board has determined that, excepting the Chief Executive Officer, each of the current Directors within the meaning of the Company’s director independence standards. Furthermore, the Company Board has determined that each of the members of each respective committee is independent within the meaning of the Sarbanes-Oxley Act of 2002 (Audit Committee) and the New York Stock Exchange (the “NYSE”) committee independence standards (Audit, Compensation and Nominating/Corporate Governance Committees).

Board Structure and Committee Composition

The Company Board has determined that having an independent director serve as Chairman of the Company Board is in the best interest of stockholders at this time. The structure ensures a greater role for the independent directors in the oversight of the Company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Company Board. However, in the exercise of its rights to appoint directors as provided in the Merger Agreement, Parent may conclude that an independent Chairman is not necessary.

The Company Board is actively involved in oversight of risks that could affect the Company. This oversight is conducted primarily through committees of the Company Board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees, but the full Company Board has retained responsibility for general oversight of risks. The Company Board satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

The Company Board held four meetings during the Company’s 2010 fiscal year. Each of the directors attended at least 75% of the meetings of the Company Board and the committees on which they served. The Company Board has established the following standing committees:

Nominating / Corporate Governance	Audit	Compensation	Executive Committee
Brent D. Baird (Chairman)	Steven A. Clifford (Chairman)	Joseph D. Lehrer (Chairman)	Patrick W.E. Hodgson (Chairman)

Steven A. Clifford	Brent D. Baird	William L. Lewis	Joseph D. Lehrer

	Patrick W.E. Hodgson	J. Paul Reason	Stephen G. Welch

In addition, as discussed in more detail in “Item 4. The Solicitation or Recommendation — Background of the Transaction” of the Schedule 14D-9, on August 30, 2010, the Company Board established a Transaction Committee. The members of the Transaction Committee are Mssrs. Hodgson, Baird, Clifford and Reason. Mr. Hodgson serves as Chairman of the Transaction Committee.

Meetings of Non-Management Directors

As provided for in its Corporate Governance Guidelines, the Company Board will have at least four regularly scheduled meetings a year for the non-management directors without management present. If the meetings of non-management directors include directors that are not independent, the independent directors will schedule an executive session, at least annually, that includes only those independent directors. The director attendees at the non-management director’s meetings and the independent director’s executive session shall select a director to serve as chair for the purposes of the meeting.

Individuals may communicate with the non-management directors by addressing their communication to the attention of the Chairman of the Audit Committee, Todd Shipyards Corporation, 1801 16th Avenue SW in Seattle, Washington.

COMMITTEES

Audit Committee

The Audit Committee oversees the Company’s internal controls and financial reporting process on behalf of the Company Board and has plenary authority over the selection, compensation and oversight (including the scope of any non-audit services) with respect to the Company’s independent auditors. The Audit Committee is composed exclusively of directors who are not salaried employees of the Company and who are, in the opinion of the Company Board, independent and free from any relationship which would interfere with the exercise of independent judgment as a committee member.

The Audit Committee is responsible for oversight of Company risks relating to accounting matters, financial reporting, legal and regulatory compliance and the Company’s anonymous reporting system. To satisfy its oversight responsibilities, the Audit Committee meets in full subsequent to fiscal year end to review the year end results with management and the Company’s independent auditors. On behalf of the full Audit Committee, a Sub-Committee may meet with management and the Company’s independent auditors, in lieu of the full Audit Committee, to review the quarterly financial statements in accordance with the Company’s Audit Committee Charter. The Audit Committee held four meetings during the Company’s 2010 fiscal year and the Sub-Committee did not meet during the Company’s 2010 fiscal year.

The Company Board has determined that all of the members of the Audit Committee are independent within the meaning of the regulations of the SEC, the NYSE Rules and the Company’s Corporate Governance Guidelines. The Company Board has further determined that Steven A. Clifford (current chairman of the committee) qualifies as a Company “audit committee financial expert” as defined by the rules and regulations of the SEC. Additionally the Company Board has determined that each member of the Audit Committee is financially literate and has accounting or related financial management expertise, as such qualifications are defined in the NYSE Rules. The Charter of the Audit Committee may be found on the Company’s web site at www.toddpacific.com. A copy may also be obtained from the Company’s Corporate Secretary at Todd Shipyards Corporation, 1801 16th Avenue SW in Seattle, Washington.

Compensation Committee

The principal responsibilities of the Compensation Committee are to establish and periodically review matters involving executive compensation; to recommend changes in employee benefit programs; and to provide counsel on key personnel selection and development programs for all corporate officers. The Compensation Committee is also responsible for establishing the compensation of the Chairman of the Company Board, its members and the chairmen and members of the respective committees. The Compensation Committee is composed exclusively of directors who meet the independence standards set forth in the NYSE Rules. The Compensation Committee held one meeting during fiscal year 2010. The Charter of Compensation Committee may be found on the Company’s web site at www.toddpacific.com. A copy may also be obtained from the Company’s Corporate Secretary at Todd Shipyards Corporation, 1801 16th Avenue SW in Seattle, Washington.

The Compensation Committee is responsible for risks relating to employment policies and the Company’s compensation and benefits systems. To assist it in satisfying these oversight responsibilities, the Compensation Committee may retain its own compensation consultant and meets regularly with management and with outside counsel to understand the financial, human resources and stockholder implications of compensation decisions being made.

The primary objective and role of the Nominating/Corporate Governance Committee is to assist the Board in fulfilling its responsibilities by (i) identifying individuals qualified to become directors, (ii) selecting, or recommending selection of the director nominees for the next annual meeting of stockholders, and (iii) evaluating the effectiveness of the entire Board by ensuring that all standing committees are composed of qualified members. The Nominating/Corporate Governance Committee is composed exclusively of directors who are not salaried employees of the Company and who are, in the opinion of the Company Board, independent and free from any relationship which would interfere with the exercise of independent judgment as a committee member. The Nominating/Corporate Governance Committee did not meet during fiscal year 2010. The Nominating/Corporate Governance Committee Charter may be found on the Company’s web site at www.toddpacific.com. A copy may also be obtained from the Company’s Corporate Secretary at Todd Shipyards Corporation, 1801 16th Avenue SW in Seattle, Washington.

The Nominating/Corporate Governance Committee is responsible for risks relating to management and Company Board succession planning, corporate governance and ethics.

Nominees for the Board of Directors

The Nominating/Corporate Governance Committee considers candidates for board membership suggested by its members and other members of the Company Board, as well as by management and the Company’s stockholders. As set forth in the Charter of the Nominating/Corporate Governance Committee, the committee reviews with the Company Board the appropriate characteristics, skills and experience for the Company Board as a whole and its individual members, and recommends to the Company Board candidates for board membership in accordance with the characteristics, skills and experience set forth in the Corporate Governance Guidelines. The Nominating/Corporate Governance Committee, in evaluating the suitability of individual candidates and recommending candidates to stand for election, takes into account many factors, including a candidate’s personal and professional ethics, integrity and values. The committee searches for candidates that have an inquisitive and objective perspective, practical wisdom, mature judgment and a dedication to the long-term interests of the stockholder. The Company endeavors to have a Company Board with diverse experience in many types of business and the current Board members have backgrounds which include manufacturing, finance, media, investments, construction, law, government and national defense. The Nominating/Corporate Governance Committee evaluates each individual in the context of the Company Board as a whole, with the objective of assembling a group that can best advance the success of the Company and represent stockholder interests through the exercise of sound judgment and calling upon the group’s diversity of experience in these various areas. In searching for qualified director candidates to stand for election to the Company Board and to fill vacancies on the Company Board, the Nominating/Corporate Governance Committee solicits current Directors for the names of potential qualified candidates and may ask directors to pursue their own business contacts for the names of potentially qualified candidates. In the future, the Nominating/Corporate Governance Committee may retain search firms or consult with outside advisors to assist in the search for qualified candidates.

In addition, the Nominating/Corporate Governance Committee will consider candidates proposed by stockholders. To be considered by the Nominating/Corporate Governance Committee, nominations to be made by a stockholder shall be made pursuant to a written notice received by the Secretary of the Company not less than 90 days prior to such meeting. Such stockholder’s notice to the Secretary must set forth (a) the name and address as they appear on the Company’s books of the stockholder who intends to make the nomination, (b) the name, age, occupation, business and residence addresses, if known, and the principal occupation of each person whom the stockholder intends to nominate, (c) a representation that the stockholder is a holder of the Company’s stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (d) a description of all arrangements and understandings between the stockholder and each person the stockholder intends to nominate and each other person or persons, if any (naming such person or persons and stating the beneficial ownership of securities of the Company or each such person), (e) such additional information with respect to each nominee proposed by the stockholder as would have been required to be included in a proxy statement pursuant to the then effective proxy rules of the SEC, had each such proposed nominee been nominated by the Company Board, and (f) a consent to be nominated and to serve as a director, if elected, signed by each such proposed nominee.

Once the Nominating/Corporate Governance Committee has identified a prospective nominee, the Committee makes a determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee at the time of the recommendation of the prospective candidate, as well as the Committee’s own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional members of the Company Board to fill vacancies or expand the size of the Company Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below.

The committee then evaluates the prospective nominee against the standards and qualifications set forth below and in the committee’s charter and as set forth in the Company’s Corporate Governance Guidelines, including:

•	the prospective nominee’s personal and professional integrity, ethics and values;

•	the prospective nominee’s experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•

whether the prospective nominee has had broad business, governmental, non-profit or professional experience that indicates that the prospective nominee will be able to make a significant contribution to the Company Board’s discussion on the assortment of issues facing the Company;

•	whether the prospective nominee has special skills, expertise and background that add to and complement the range of skills, expertise and background of the current members of the Company Board;

•	the prospective nominee’s experience as a board member of another publicly held company;

•	the nature of and time involved in a prospective nominee’s service on other boards and/or committees;

•	the extent of the prospective nominee’s practical and mature business judgment; and finally

•	the prospective nominee’s ability to capably represent the interests of the stockholder.

The committee also considers such other relevant factors as it deems appropriate. After completing the evaluation, the committee makes a recommendation to the full Board as to the persons who should be nominated by the Company Board, and the Company Board determines the nominees after considering the recommendation and report of the Committee and meeting with the prospective nominees who are not currently members of the Company Board.

Executive Committee

During intervals between meetings of the Company Board, the Executive Committee exercises all the powers of the Company Board (except those powers specifically reserved by Delaware law to the full Company Board) in the management and direction of the Company’s business and conduct of the Company’s affairs in all cases in which specific directions have not been given by the Company Board. The Executive Committee held one meeting during the Company’s 2010 fiscal year.

Transaction Committee

The Transaction Committee was formed by the Company Board on August 30, 2010 to provide for efficient negotiation of the terms of the Transaction with Vigor Industrial LLC. The Transaction Committee was delegated authority to negotiate and approve, and/or to recommend to the Company Board, a possible strategic transaction with Vigor Industrial LLC, or other third parties. The Transaction Committee has met four times since its inception. For more information about the deliberations of the Transaction Committee, see “Item 4. The Solicitation or Recommendation — Background of the Transaction” of the Schedule 14D-9.

ADDITIONAL INFORMATION WITH RESPECT TO COMPENSATION INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

None of the members of the Company’s Compensation Committee (i) were, during the fiscal year, an officer or employee of the Company; (ii) were formerly an officer or employee of the Company; or, (iii) had any relationship requiring disclosure by the Company as Certain Relationships and Related Transactions.

None of the executive officers of the Company served as a member of a compensation committee or a director of any entity whose executive officers or directors served as a member of the Compensation Committee or a director of the Company.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Certain Relationships

The Company has retained the law firm of Greensfelder, Hemker & Gale, P.C., of which Mr. Lehrer is a stockholder and officer, relating to various matters, including representation of the Company with respect to the Merger Agreement and the transactions contemplated thereby. It is anticipated that if the Merger is consummated, Greensfelder, Hemker & Gale will receive fees of approximately $1 million.

Messrs. Hodgson and Baird are members of the Board of Directors of M&T Bank Corporation whose wholly owned subsidiary, M&T Bank, serves as the Company’s principal depository. The Company pays usual and customary fees to M&T Bank for its banking services.

Review, Approval or Ratification of Transactions with Related Persons

The Company’s general counsel monitors transactions between the Company and its executive officers and directors. The general counsel refers to the Audit Committee for review and approval any significant transactions between the Company and its executive officers and directors, including those requiring disclosure under Item 404 of SEC Regulation S-K.

Fees for Board and Committee Service

Directors who are compensated as full-time employees of the Company receive no additional compensation for service on the Company Board or its committees. Each director who is not a full-time employee of the Company is paid $20,000 per annum excepting the Chairman of the Board who is paid $50,000 per annum for his services. The Chairman of the Audit Committee is paid an additional $15,000 per annum for his services at all Audit Committee meetings. He is not paid an attendance fee for Audit Committee meetings. Directors also receive an attendance fee of $1,500 for each Company Board or committee meeting attended in person and $750 for each meeting attended by telephone or internet and their expenses for attending Board and committee meetings are reimbursed.

In addition, in fiscal year 2011, Mr. Hodgson will receive a payment of $30,000 for his services as Chairman of the Transaction Committee and directors Reason, Baird and Clifford will receive a payment of $5,000 for their services as members of the Transaction Committee.

DIRECTOR COMPENSATION - YEAR ENDED MARCH 28, 2010

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Brent D. Baird	$23,200	$20,832					$44,032
Steven A. Clifford	$30,200	$10,854					$41,054
Patrick W.E. Hodgson	$55,400	$16,783					$72,183
Joseph D. Lehrer	$22,000	$6,805					$28,805
William L. Lewis	$21,400	$10,854					$32,254
J. Paul Reason	$21,400	$24,880					$46,280
Philip N. Robinson	$12,200	$5,534					$17,734

(1)	Each member of the Company Board who is not an employee of the Company receives 750 Shares of restricted stock (“Company Restricted Shares”), immediately upon his/her election to the Company Board at the annual meeting of the stockholders of the Company. An additional 750 Company Restricted Shares are issued to any individual who is not an employee of the Company when such person is elected to the Company Board for the first time. Each such award of Company Restricted Shares will vest ratably by month over a period of three years, such that the unvested portion of any such award will be forfeited and returned to the Company in the event that the recipient should voluntarily resign as a director or refuse to accept renomination for election; anything to the contrary notwithstanding, if any director holding unvested Company Restricted Shares under the foregoing program is not nominated for reelection to the Company Board or is otherwise not elected to the Company Board, or upon such a director’s death or permanent disability, all of his unvested Company Restricted Shares will thereupon fully vest. The amounts in this column represent the dollar value recognized for financial reporting purposes for the 2010 fiscal year by estimating the compensation cost for all stock based awards at fair value on the date of the grant, and recognizing compensation expense over the service period for awards expected to vest. We estimate the fair value of stock-based awards using the Black-Scholes option-pricing model, and amortize the fair value on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. For those directors that made an Internal Revenue Code Section 83(b) election, we account for the income tax upon the award of the stock rather than as the stock vests over the three year period.

Subsequent to the end of fiscal years 2009 and 2010, the Compensation Committee approved awards, effective upon election to the Company Board at the Annual Meeting of Stockholders on August 21, 2009 and August 20, 2010, in the form of stock settled appreciation rights (“Company SSARs”). Each Company SSAR relates to 2,000 stock settled appreciation rights and will vest over a period of three years and expire after five years. The unvested portion of any such Company SSAR will be forfeited and returned to the Company in the event that the recipient should voluntarily resign as a director or refuse to accept renomination for election. Anything to the contrary notwithstanding, if any director holding unvested rights under an Company SSAR is not nominated for reelection to the Company Board or is otherwise not re-elected to the Company Board, or upon such a director’s death or permanent disability, all of his unvested rights under the SSAR will immediately vest in full.

EXECUTIVE COMPENSATION

Summary of Compensation

The following table sets forth in dollar amounts all compensation awarded to, earned by, or paid to the Company’s Chief Executive Officer, the Company’s Chief Financial Officer and the Company’s Secretary and General Counsel, which constitute the Company’s named executive officers for the 2010 fiscal year:

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards (1)	Non Equity Incentive Plan Compensation (2)	Change in Pension Value and Non Qualified Deferred Compensation Earnings		All Other Compensation	Total
Berger A. Dodge	2010	$179,572		$49,735	$9,786	$87,278	$44,539		$534	$371,444
Chief Financial Officer and Treasurer	2009	$167,231	—	$43,848	$6,438		$5,951		$292	$223,760
	2008	$155,000	—	$63,586	$3,490	$28,684	$6,874		$115	$257,749

Michael G. Marsh	2010	$186,871		$16,103	$9,786	$87,278	$212,533	(3)	$840	$513,411
Secretary and General Counsel	2009	$180,662	—	$10,216	$6,438		$(31,374	)(4)	$666	$197,982
	2008	$172,025	—	$4,730	$3,490	$28,684	$(34,026	)(4)	$334	$175,237

Stephen G. Welch	2010	$372,672		$53,678	$32,620	$407,299	$87,733		$791	$954,793
Chief Executive Officer	2009	$360,616	—	$34,052	$21,458		$8,813		$720	$425,659
	2008	$340,653	—	$15,765	$11,631	$133,861	$1,164		$414	$503,488

(1)	The fair value of the Company SSARs granted to Messrs. Dodge, Marsh and Welch was estimated on the grant date in fiscal years 2008, 2009 and 2010 using the Black-Scholes option-pricing model. Weighted-average assumptions used in the Black-Scholes valuations for fiscal years 2008, 2009 and 2010 are as follows, respectively: risk-free interest rated based on the U.S. Treasury yield of 5.1% 3.66% and 1.88%; dividend yield of 2.5%, 1.4% and 1.5%; and expected volatility based on historical volatility of 38%, 33% and 38%. The four year expected life of the Company SSARs are based on historical experience.
(2)	Pursuant to the Todd Shipyards Corporation Executive Incentive Compensation Plan (the “Plan”), the awards of incentive compensation to the executive officers of the Company are payable over a three year period. The first payment, representing 50% of the awarded amount, is paid in June of the year awarded. The second payment, representing 25% of the awarded amount, will be paid in June of the next year with the final 25% paid in June of the third year. For example, 50% of the bonus awarded for the 2010 fiscal year was paid in June 2010. The second payment, representing 25% of the awarded amount, will be paid in June 2011 and the final payment, also representing 25% of the awarded amount, will be paid in June 2012. Each executive officer’s right to receive the 2011 and 2012 payments is fully vested but is contingent upon the executive officer being employed with the Company at the designated time of each subsequent payment. (Please see description of the Executive Officer Incentive Plan in the Report of the Compensation Committee.)
(3)	The increase in pension value reflects the application of a decrease in the discount rate. Mr. Marsh’s pension is more dramatically affected than the other officers due to his length of service (see Retirement System below).
(4)	The decrease in pension value reflects the application of an increase in the discount rate. Mr. Marsh’s pension is more dramatically affected than the other officers due to his length of service (see Retirement System below).

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($) (2)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Stephen G. Welch	03/30/09		$280,000
Berger A. Dodge	03/30/09		$60,000
Michael G. Marsh	03/30/09		$60,000
Stephen G. Welch	07/01/09							6,000	10,000	16.98	$138,608
Berger A. Dodge	07/01/09							1,800	3,000	16.98	$41,583
Michael G. Marsh	07/01/09							1,800	3,000	16.98	$41,583

(1)	The first day of fiscal year 2010 for the Non-Equity Incentive Plan Target.
(2)

The Plan does not provide for a specific dollar threshold, target or maximum award. Based on the financial performance of the Company in fiscal year 2009, no awards were made. Awards are based on Economic Profit (as defined below, see description of the Executive Officer Incentive Plan in the Report of the Compensation Committee) achieved by the operating company during the fiscal year. The three executive officers of the Company share 10% of the Economic Profit of the operating company. Mr. Welch is entitled to 7% of the Economic Profit while Messrs. Dodge and Marsh are entitled to 1 1/2% of the Economic Profit each. Details of the operation of the Plan are set forth in the Report of the Compensation Committee. For purposes of this table, an approximate average of incentive plan awards from previous fiscal years in which awards were made are used to illustrate the target amount for fiscal year 2010, which began on March 30, 2009.

EQUITY GRANTS IN LAST FISCAL YEAR

The following tables set forth certain information regarding options in the form of stock settled appreciation rights (“Company SSARs”) granted to and exercised by the named executives during the fiscal year ended March 28, 2010, the total gain realized upon exercise, the number of Company SSARs held at the end of the year, and the realizable gain of the Company SSARs that are in-the-money. The value realized on exercise is determined by calculating the difference between the price of the Company’s Common Stock and the exercise price of the Company SSARs at the date of exercise, multiplied by the number of shares exercised. In-the-money Company SSARs are Company SSARs with exercise prices that are below the year-end stock price because the stock value increased from the grant value.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (7)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Stephen G. Welch,		10,000	(1)		16.98	07/01/2014	6,000	(2)	100,560
Chief Executive Officer
Michael G. Marsh,		3,000	(1)		16.98	07/01/2014	1,800	(2)	30,168
Secretary and General Counsel
Berger A. Dodge,		3,000	(1)		16.98	07/01/2014	1,800	(2)	30,168
Chief Financial Officer
Stephen G. Welch,	3,333	6,667	(3)		14.48	7/01/2013	4,800	(4)	80,448
Chief Executive Officer
Michael G. Marsh,	1,000	2,000	(3)		14.48	7/01/2013	1,440	(4)	24,134
Secretary and General Counsel
Berger A. Dodge,	1,000	2,000	(3)		14.48	7/01/2013	1,440	(4)	24,134
Chief Financial Officer
Stephen G. Welch,	6,667	3,333	(5)		21.02	7/06/2012	3,000	(6)	50,280
Chief Executive Officer
Michael G. Marsh,	2,000	1,000	(5)		21.02	7/06/2012	900	(6)	15,084
Secretary and General Counsel
Berger A. Dodge,	2,000	1,000	(5)		21.02	7/06/2012	4,100	(6)	68,716
Chief Financial Officer

(1)	10,000 Company SSARs were awarded to Mr. Welch and 3,000 Company SSARs to each of Mr. Marsh and Mr. Dodge on July 1, 2009, vesting over a three year period and expiring on July 1, 2014. The grants were made with a base price of $16.98 equal to the fair market value on date of grant.
(2)	Effective July 1, 2009, the Compensation Committee granted Company RSUs to the three executive officers of the Company. An award of 6,000 Company RSUs vesting at the rate of 20% on the next five anniversaries of the award was made to the Mr. Welch as Chief Executive Officer and awards of 1,800 Company RSUs each and the same vesting provisions were made to Mr. Marsh and Mr. Dodge.
(3)	10,000 Company SSARs were awarded to Mr. Welch and 3,000 Company SSARs to each of Mr. Marsh and Mr. Dodge on July 1, 2008, vesting over a three year period and expiring on July 1, 2013. The grants were made with a base price of $14.48 equal to the fair market value on date of grant.
(4)	Effective July 1, 2008, the Compensation Committee granted Company RSUs to the three executive officers of the Company. An award of 6,000 Company RSUs vesting at the rate of 20% on the next five anniversaries of the award was made to the Mr. Welch as Chief Executive Officer and awards of 1,800 Company RSUs each and the same vesting provisions were made to Mr. Marsh and Mr. Dodge.
(5)	10,000 Company SSARs were awarded to Mr. Welch and 3,000 Company SSARs to each of Mr. Marsh and Mr. Dodge on July 6, 2007, vesting over a three year period and expiring on July 1, 2012. The grants were made with a base price of $21.02 equal to the fair market value on date of grant.
(6)	Effective July 6, 2007, the Compensation Committee granted restricted stock units (“Company RSUs”) to the three executive officers of the Company. An award of 5,000 Company RSUs vesting at the rate of 20% on the next five anniversaries of the award was made to the Mr. Welch as Chief Executive Officer and awards of 1,500 Company RSUs each and the same vesting provisions were made to Mr. Marsh and Mr. Dodge. The Committee also granted an additional 8,000 Company RSUs (of which 1,600 units vested immediately with the remainder to vest over the next four anniversaries) in retroactive recognition of his assignment to the role of Chief Financial Officer as of July 1, 2006. (See Report of the Compensation Committee below for actions taken after the end of fiscal year 2009.)
(7)	Based on market value at the end of fiscal year 2010 which was $16.76 per share.

OPTION EXERCISES AND STOCK VESTED

	OPTION AWARDS		STOCK AWARDS
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Stephen G. Welch			2,200	36,136
Berger A. Dodge			2,260	36,057
Michael G. Marsh			660	10,841

TODD SHIPYARDS CORPORATION RETIREMENT SYSTEM

The Todd Shipyards Corporation Retirement System as amended as of July 1, 2002 (the “Retirement Plan”) is a pension plan originally established by the Company on August 1, 1940 to provide lifetime retirement benefits to eligible employees. The Retirement Plan is a qualified defined benefit plan under the Employee Retirement Income Security Act. The Retirement Plan is administered by a committee (the “Retirement Board”) of not less than three persons appointed by the Company Board. Messrs. Dodge, Marsh, and Welch, participated in the Retirement System during fiscal year 2010. On March 17, 2007 the Company Board approved an amendment to the Retirement Plan to close the Retirement Plan to any persons hired on or after April 9, 2007.

A participant is generally eligible for a benefit under the Retirement Plan on his or her normal retirement date, which is age 65. The normal annual retirement allowance payable upon retirement is equal to 1 3/4% of the participant’s average final compensation (as defined) multiplied by his years of credited service (as defined), reduced by the lesser of (i)  1/2% of the employee’s covered compensation (as defined) for each year of credited service not in excess of 35 years or (ii) 50% of the benefit that would be provided if the benefit were limited to the employer-provided portion based on the employee’s covered compensation and had been determined without regard to the reduction.

Payment of benefits under the Retirement Plan are normally paid in an annuity form beginning at age 65, with reductions for commencement of benefits prior to age 65. Participants may elect a lump sum form of payment.

Compensation covered by the Retirement Plan includes salary and any cash bonuses as indicated in the Summary Compensation Table above. The Pension Plan Table below indicates for each of the executive officers employed during fiscal year 2010, the number of years of credited service, the present value of accumulated benefits and any payments received during fiscal year 2010. Current law limits the Average Final Compensation that may be considered in calculating a pension benefit to $245,000. The benefits reflect an estimated deduction for the offset described above. The estimated credited years of service for Messrs. Dodge, Marsh, and Welch at age 65 is 30 years, 37 years, and 22 years, respectively.

Pension Plan Table

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Stephen G. Welch	*	10.0	$222,867	$0
Michael G. Marsh	*	27.3	$605,340	$0
Berger A. Dodge	*	7.0	$75,942	$0

*	Todd Shipyards Corporation Retirement System

TODD SHIPYARDS CORPORATION SAVINGS INVESTMENT PLAN

The Todd Shipyards Corporation Savings Investment Plan as amended and restated as of April 1, 2002 (the “Savings Plan”) is a profit sharing plan originally established on July 1, 1984 to provide retirement benefits to participating employees. The Savings Plan is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

The Savings Plan covers all full-time administrative employees of the Company with at least six months of service prior to September 17, 2004 with coverage extended to date hired for eligible employees hired after September 16, 2004. Under the Savings Plan, a participant may elect to make before-tax contributions by reducing eligible compensation (as defined) to an amount equal to a percentage of such compensation from 1% up to and including 75%. Prior to March 31, 1989, participants were permitted to make after-tax contributions to the Savings Plan; however, no such contributions have been permitted since such date although such accounts continue to be credited with investment earnings and losses. Each participant may direct the committee, which administers the Savings Plan, to invest his or her before-tax contributions among the available investment options which include, at present, a range of domestic and foreign equity and bond funds.

Under the terms of the Savings Plan, the Company contributes an amount up to 2.4% of each participant’s annual salary depending on the participant’s Savings Plan contributions. In fiscal year 2010, the Company contributed approximately $203,727 to the Savings Plan.

Each participant has a 100% vested, non-forfeitable right to all before-tax contributions from eligible compensation. Each participant has a vested, non-forfeitable right to any employer matching contributions made to his or her account based on a two-year cliff-vesting schedule.

Benefits under the Savings Plan are payable only in the form of a lump sum payment upon request at any time after termination of employment.

Employment Arrangements

On February 7, 2001, the Company renewed and extended its employment of Stephen G. Welch as President and Chief Executive Officer of the Company for a three-year term expiring on February 6, 2004. Pursuant to its provisions, Mr. Welch’s employment contract automatically renews on a year-to-year basis unless either party terminates the agreement by notice given at least 60 days prior to the end of the initial term or any successive term. Under this provision, the agreement is currently scheduled to terminate on February 7, 2012.

Mr. Welch participates along with the other executive officers in the Todd Shipyards Corporation Executive Incentive Compensation Plan which was filed as an exhibit in its entirety with the Company’s Form 10-K in June 2005.

The executive officers’ annual salaries as of the date of this Information Statement were:

Stephen G. Welch, Chief Executive Officer and President	$385,000
Michael G. Marsh, Secretary & General Counsel	$200,000
Berger A. Dodge, Chief Financial Officer and Treasurer	$193,200

ADDITIONAL INFORMATION WITH RESPECT TO COMPENSATION INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

The members of the Company’s Compensation Committee are set forth below in the Report of the Compensation Committee. None of the members of the Company’s Compensation Committee (i) were, during the fiscal year, an officer or employee of the Company; (ii) were formerly an officer or employee of the Company; or, (iii) had any relationship requiring disclosure by the Company as Certain Relationships and Related Transactions.

None of the executive officers of the Company served as a member of a compensation committee or a director of any entity whose executive officers or directors served as a member of the Compensation Committee or a director of the Company.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Company establishes the general compensation policies of the Company, administers the Company’s Incentive Stock Compensation Plan and establishes the cash compensation of executive officers. The Compensation Committee is also responsible for establishing the compensation of the Chairman of the Company Board, its members and the chairmen and members of the respective committees. Compensation decisions are subject to ratification by the full Company Board. The Compensation Committee currently consists of Directors Lehrer, Lewis and Reason who are independent, non-employee directors having no interlocking relationships as defined by the SEC. The Compensation Committee had one formal meeting in fiscal year 2010, and had a number of e-mail communications and informal telephone conferences during the year.

The Compensation Committee believes that executive officer compensation, including that of the Chief Executive Officer, should be heavily influenced by Company performance and achievement of goals. Annually, the Compensation Committee establishes each executive officer’s cash and incentive compensation based on the Company Board’s evaluation of the Chief Executive Officer, and the evaluation by the Company Board and Chief Executive Officer of the other executive officers. The executive officers’ past performance and relative impact on the success of the Company and the achievement of its goals is included in such evaluations.

The Compensation Committee has developed a compensation strategy for the Company’s executive officers, that provides incentives for (i) short and long-term strategic management, (ii) enhancement of stockholder value, (iii) improving the Company’s annual and long-term performance, (iv) individual performance, and (v) other criteria designed to further align the interests of the Company’s officers with those of its stockholders. The Compensation Committee and the Company Board believe that the executive officers’ ownership of an equity interest in the Company is an incentive in building stockholder value and aligning the long-term interests of management and stockholders.

Salary and Cash Compensation

We use salary compensation to recognize and take into account requisite competencies, experience, and knowledge that we believe our executives must possess. In setting base salaries, the Committee considers the executive’s experience, the difficulty that might be encountered in replacing the executive, and how limited the pool of qualified people might be.

The three officers of the Company received the following adjustments in their base salaries for fiscal year 2010, effective June 29, 2009:

•	Stephen G. Welch, Chief Executive Officer was granted an increase of $10,000 to $375,000

•	Michael G. Marsh, Secretary & General Counsel was granted an increase of $5,500 to $188,500

•	Berger A. Dodge, Chief Financial Officer was granted an increase of $13,600 to $183,600

Subsequent to the end of the 2010 fiscal year, effective June 28, 2010, the Compensation Committee made annual salary adjustments for the three executive officers with respect to the 2011 fiscal year as follows:

•	Stephen G. Welch, Chief Executive Officer, was granted an increase of $10,000 to $385,000.

•	Michael G. Marsh, Secretary & General Counsel, was granted an increase of $11,500 to $200,000.

•	Berger A. Dodge, Chief Financial Officer, was granted an increase of $9,600 to $193,200.

Executive Incentive Compensation Plan

The Compensation Committee oversaw operation of the Plan for fiscal year 2010 and has approved continued use of the Plan for fiscal year 2011. The Plan is based on the sharing of a percentage of the Economic Profit (as defined below) achieved by the Company’s shipyard operations focusing on short term (yearly) incentives for performance.

The Plan was designed with the following objectives in mind:

•	provide an incentive for executives to create lasting economic value for the benefit of the Company’s stockholders;

•	tie incentive awards to stockholder value based on objective criteria and a formula-driven share line;

•	focus executive management’s attention on key financial measures;

•	ensure the Company’s executive compensation packages remain competitive with other employers with similar employees in comparable positions and relevant geographic locations; and

•	provide a plan with clear boundaries, clear mechanics and clear rules that is easy to administer.

For purposes of the Plan, “Economic Profit” is defined as net operating profit after cash taxes, minus a capital charge for the invested capital used to generate the net operating profit. The capital charge is equal to 10% of the capital invested in the shipyard operations. Pursuant to the Plan, the three executive officers of the Company receive a combined 10% of the Economic Profit of the shipyard in amounts that vary in accordance with their positions. Any incentive compensation payments earned by the officers under the Plan are payable in three annual installments in the respective amounts of 50%, 25% and 25% of the amount earned by the executive in any fiscal year. The Plan also provides for certain events that would cause the forfeiture of the payment of amounts which have been earned but are unpaid under the plan, and certain events which would cause the acceleration in the payment of amounts earned under the Plan. Based on the financial performance of the Company in fiscal year 2010, awards were made of $407,299, $87,278, and $87,278 to Messrs: Welch, Marsh and Dodge respectively.

Equity Based Compensation

The Company’s equity plans are intended as longer term incentives — both from a vesting and a performance point of view. The Compensation Committee has determined to award restricted stock units (“Company RSUs”) and Company SSARs as a means of compensating officers and directors by a means that aligns their interests with the interests of stockholders. Non-employee Directors also receive awards of Company Restricted Shares.

Restricted Stock Units

Pursuant to the 2003 Incentive Stock Compensation Plan approved by the Stockholders in September 2003, executives are eligible to receive grants of Company RSUs. A Company RSU is a right to receive Shares over a vesting period. Upon vesting, employees receive Shares that they own outright. The Compensation Committee has purposely moved away from stock option awards in favor of Company RSUs and Company SSARs (see below). We believe stock awards are a good instrument to provide significant equity compensation to employees to align the interests of the executive with those of our stockholders. Prior to vesting of Company RSUs, executives do not have any right to vote or receive dividends on the Shares underlying the award. Effective July 1, 2009, the Compensation Committee awarded Company RSUs to the three executive officers of the Company. An award of 6,000 Company RSUs vesting at the rate of 20% on the next five anniversaries of the award was made to the Mr. Welch as Chief Executive Officer and awards of 1,800 Company RSUs each and the same vesting provisions were made to Mr. Marsh and Mr. Dodge.

Subsequent to the end of the 2010 fiscal year, effective July 1, 2010, the Compensation Committee made an additional award to the three executive officers of the Company. An award of 6,000 Company RSUs, vesting at the rate of 20% on each of the next five anniversaries of the award, was made to Mr. Welch as Chief Executive Officer, and awards of 1,800 Company RSUs each with the same vesting provisions were made to Mr. Marsh and Mr. Dodge.

Stock Settled Appreciation Rights

A stock settled appreciation right, or Company SSAR, is an award that provides the executive with the ability to profit from the appreciation in value of a set number of Shares over a set period of time. The valuation of a Company SSAR operates similarly to a stock option in that the employee benefits from any increases in stock price above the price set in the award. However, unlike an option, the employee is not required to pay an exercise price to exercise the award, but simply receives the net amount of the increase in the stock price in Shares. The Compensation Committee determined to award Company SSARs, rather than stock options, because of favorable accounting treatment under FAS 123R, in order to limit the dilution to other stockholders, and in order to reward executives for appreciation in the Company’s stock price without the difficulties of raising money for the exercise price of an option. In the Compensation Committee’s view, neither the executive officers nor the stockholders are served if the compensation program operates to force the officers to sell rather than hold Shares as a long term investment. The Compensation Committee continued the use of Company SSARs in fiscal year 2010 by granting 10,000 Company SSARs to Mr. Welch and 3,000 Company SSARs to each of Mr. Marsh and Mr. Dodge, vesting over a three year period and expiring on July 1, 2014. The grants were made with a base price of $16.98, which is equal to the fair market value per Share on the date of grant (July 1, 2009).

Subsequent to the end of fiscal year 2010, the Compensation Committee granted additional 10,000 Company SSARs to Mr. Welch and 3,000 Company SSARs to each of Mr. Marsh and Mr. Dodge, vesting over a three year period and expiring on July 1, 2015. The grants were made with a base price of $14.55 which is equal to the fair market value per Share on the date of grant (July 1, 2010).

The Compensation Committee reviews and approves all stock awards issued as part of the annual employee performance review.

Company Restricted Shares

Each non-employee member of the Company Board receives 750 Company Restricted Shares, immediately upon his/her election to the Company Board at the annual meeting of the stockholders of the Company. An additional 750 shares of restricted stock are issued to any individual who is not an employee of the Company when such person is elected to the Company Board for the first time. The Company Restricted Shares vest ratably by month over a period of three years, such that the unvested portion of any such award will be forfeited and returned to the Company in the event that the recipient should voluntarily resign as a director or refuse to accept renomination for election; anything to the contrary notwithstanding, if any director holding unvested restricted stock awards under the foregoing program is not nominated for reelection to the Company Board or is otherwise not elected to the Company Board, or upon such a director’s death or permanent disability, all of his unvested restricted stock will thereupon fully vest. The Compensation Committee believes that compensating non-employee directors with Company Restricted Shares aligns the interests of the Company Board with the stockholders of the Company.

Severance and Change in Control Benefits

Mr. Welch’s employment agreement provides him with a change in control benefit. The benefit is triggered if Mr. Welch is terminated or not offered continued employment upon a change in control of the Company or Mr. Welch voluntarily terminates his employment following a six month transition period after the change in control. The benefit is paid in a lump sum equal to two times Mr. Welch’s base salary in effect at the time of the change of control. The Compensation Committee believes this agreement serves the best interests of the Company and its stockholders by ensuring that, in considering any proposed change in control, our Chief Executive Officer would be able to advise the Company Board about the potential transaction objectively, without being unduly influenced by personal concerns such as the loss of employment following the transaction. This arrangement is intended to promote stability and continuity of senior management. In addition, Mr. Welch’s employment agreement provides for severance payments upon a termination without cause equal to one year’s base salary.

For a description of the employment agreements that will govern the employment relationships between the Surviving Company and Mr. Marsh and Mr. Dodge, please see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Affiliates — Transition Agreements with Other Executives” of the Schedule 14D-9.

Equity Awards

For a description of the early vesting of equity awards held by our directors, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Affiliates — Cash Payable to Directors and Executive Officers for Outstanding Shares Pursuant to the Offer” of the Schedule 14D-9. For a description of the potential payments by Purchaser to our directors and executive officers in exchange for the surrender of their RSUs and SSARs in the Merger, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Affiliates — Treatment of Director and Executive Officer Equity Awards” of the Schedule 14D-9.

Awards Under Executive Incentive Compensation Plan

Under the Executive Incentive Plan, the Merger constitutes a “change in control,” and upon the Effective Time: (i) awards for the executive officers will be considered earned and will be calculated based on the Economic Profit of the Company for fiscal year 2011 as of and through the Effective Time (but ignoring the effects of the Merger) and (ii) the deferred portion of any previous award(s) that have not been paid as of such date will automatically vest. The Company will cause all such awards and accelerated payments of deferred amounts to be paid immediately prior to the Effective Time.

For an estimate of potential awards payable to our executive officers under the Executive Incentive Compensation Plan and as a result of the early vesting of previously granted awards under this plan, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Affiliates — Awards Under Executive Incentive Compensation Plan” of the Schedule 14D-9.

The Compensation Committee intends that this Report serve as the Compensation Discussion and Analysis and has recommended to the Board that this Report be included in this Information Statement.

Joseph D. Lehrer, Compensation Committee Chair

J. Paul Reason, Compensation Committee Member

William L. Lewis, Compensation Committee Member

Section 162(m) of the Internal Revenue Code – Compensation Deductibility Limits

Other than for qualified performance-based compensation, Section 162(m) generally denies a deduction for federal revenue tax wages by any publicly held corporation for compensation paid in a taxable year to the Company’s chief executive officer and four other highest compensated officers to the extent that the officer’s compensation exceeds $1.0 million. In 2006, our stockholders approved an incentive plan that provides for performance-based compensation in compliance with Section 162(m). The plan is intended to permit the deductibility of compensation in excess of $1.0 million per year, if any, when paid in accordance with the plan. There may be circumstances in which the Compensation Committee may approve compensation that is not deductible to ensure competitive levels of compensation for its executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to Shares that are held by (i) persons known to the Company to be the beneficial owners of more than 5% of the outstanding Shares, (ii) each current director, and (iii) all current executive officers and directors as a group. For purposes of this Information Statement, beneficial ownership of securities is defined in accordance with the rules of the SEC and more generally as the power to vote or dispose of securities regardless of any economic interest therein. Unless otherwise indicated, the stockholders have sole voting and investment power with respect to the shares indicated. Except as otherwise noted, all information set forth on the following table is as of December 15, 2010, the date of the most recent ownership filings made by such persons with the SEC or the date of information provided by such persons to the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)
Brent D. Baird	42,366	(3,4)	—
Steven A. Clifford	18,066	(4)	—
Patrick W.E. Hodgson	78,566	(4)	1.3%
Joseph D. Lehrer	5,666	(4)
William L. Lewis	17,269	(4)	—
J. Paul Reason	4,416	(4)
Stephen G. Welch	169,592	(5)	2.9%
Dimensional Fund Advisors	322,309		5.6%
1299 Ocean Avenue, 11th Floor Santa Monica, California 90401
BlackRock, Inc.	282,915		4.9%
40 East 52nd Street New York, NY 10022
John D. Weil	507,118	(6)	8.8%
200 North Broadway, Ste. 825 St. Louis, MO 63102-2573
All Current Directors, and Executive Officers as a Group (9 persons)	385,206	(7)	6.5%

(1)	All beneficial ownership is sole and direct unless otherwise noted.
(2)	No percent of class is given for holdings less than one percent of the outstanding Common Stock.
(3)	Brent Baird owns directly 37,850 Shares of which 10,100 Shares are held in a retirement plan for Mr. Baird.
(4)	Includes 666 Company SSARs subject to exercise at December 15, 2010, 2010.
(5)	Includes 11,253 Shares held through the 401(k) Savings Plan as of December 15, 2010 and 19,999 Company SSARs subject to exercise at December 15, 2010.
(6)	John Weil has sole voting and dispositive powers over the Shares, but does not hold them directly nor does he have sole economic benefit.

(7)	Includes 11,253 Shares held through the 401(k) Savings Plan as of December 15, 2010 and 35,995 Company SSARs subject to exercise at December 3, 2010. No named executive officer, other than Mr. Welch, owns more than one percent of our issued and outstanding Common Stock.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act, requires directors, certain officers and greater-than-10% stockholders (“Reporting Persons”) of all publicly-held companies to file certain reports (“Section 16 Reports”) with respect to beneficial ownership of such companies’ equity securities.

Based solely on its review of the Section 16 Reports furnished to the Company by its Reporting Persons and, where applicable, any written representation by them that no Form 5 was required, all Section 16(a) filing requirements applicable to the Company’s Reporting Persons during and with respect to fiscal year 2010 have been complied with on a timely basis, except that director William Lewis inadvertently omitted to file Form 4s reporting transactions on March 24, 2010, June 24, 2010 and September 24, 2010 in which he purchased 40 shares, 71 shares and 67 shares of the Company’s stock, respectively, pursuant to a divided reinvestment option offered by his broker.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company’s internal controls and financial reporting process on behalf of the Company Board.

Management has the primary responsibility for the consolidated financial statements and the reporting process including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the Company’s audited consolidated financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of the Company’s audited consolidated financial statements with United States generally accepted accounting principles, the auditor’s judgments as to the quality, not just the acceptability, of the Company’s accounting principles, the Company’s internal control over financial reporting, and such other matters as are required to be discussed with the Audit Committee under standards of the Public Company Accounting Oversight Board (United States). In addition, the Audit Committee has discussed with the independent auditors the auditors’ independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non audit services with the auditors’ independence.

The Audit Committee discussed with the Company’s independent auditors the overall scope and plans for their audit. The Audit Committee met with the independent auditors and management to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four (4) meetings during fiscal year 2010.

The Audit Committee also met separately with the internal auditor, without management present, to discuss the results of his examinations and his audit plan for fiscal year 2010. (The internal auditor reports directly to the Audit Committee.) Additionally, the chairman of the Audit Committee met throughout the fiscal year with the internal auditor and senior financial staff to review, among other items, the plan for continued compliance with the requirements of the Sarbanes-Oxley Act of 2002.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Company Board (and the Company Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended March 28, 2010 which has been filed with the Securities and Exchange Commission.

Steven A. Clifford, Audit Committee Chair

Brent D. Baird, Audit Committee Member

Patrick W.E. Hodgson, Audit Committee Member

The material in the Report of the Audit Committee, and the accompanying Performance Graph on the Company’s stock performance are not “soliciting material,” and are not deemed “filed” with the SEC or subject to the SEC’s proxy rules or to the liabilities of Section 18 of the Exchange Act, and are not to be incorporated by reference in any filing of the Company under the Securities Act, or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

Annex II

OPINION OF HOULIHAN LOKEY FINANCIAL ADVISORS, INC.

December 21, 2010

The Transaction Committee of the Board of Directors

of Todd Shipyards Corporation

1801 - 16th Avenue SW

Seattle, Washington 98134-1089

Attn: Patrick W.E. Hodgson, Chairman

Board of Directors

of Todd Shipyards Corporation

1801 - 16th Avenue SW

Seattle, Washington 98134-1089

Attn: Board of Directors

Dear Members of the Transaction Committee and the Board of Directors:

We understand that Vigor Industrial LLC (the “Acquiror”), Nautical Miles, Inc., a wholly-owned subsidiary of the Acquiror (the “Sub”), and Todd Shipyards Corporation (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (i) the Sub will commence a cash tender offer to purchase all of the shares of outstanding common stock, par value $0.01 per share, of the Company (“Company Common Stock” and, such tender offer, the “Offer”) at a cash purchase price of $22.27 per share (the “Consideration”), and (ii) regardless of whether shares of Company Common Stock are accepted for payment pursuant to and subject to the conditions of the Offer, the Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) pursuant to and subject to the conditions of the Merger, and that, in connection with the Merger, each share of Company Common Stock outstanding immediately prior to the effective time of the Merger (other than any shares as to which the holder thereof has properly exercised appraisal rights and any shares owned as treasury stock by the Company or any of the Company’s subsidiaries or owned by the Acquiror or the Sub immediately prior to the effective time of the Merger) will be converted into the right to receive the Consideration. “Excluded Persons” shall be defined as the Acquiror, the Sub and their respective affiliates.

You have requested that Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Transaction Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company and to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Excluded Persons) in the Transaction is fair to them from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft dated December 20, 2010 of the Agreement and Plan of Merger, dated as of December 22, 2010 by and among the Acquiror, the Sub and the Company (the “Agreement”).

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant.

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by or discussed with the management of the Company relating to the Company for the fiscal years ending 2011 through 2015.

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters.

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant.

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant.

7.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant.

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the most likely currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto, in each case other than as would not be material to our analysis or this Opinion. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an effect on the Company or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect material to our analysis or this Opinion from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use and benefit of the Committee and the Board (solely in their capacities as such) in connection with its consideration of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other person as to how to act or vote or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey has in the past provided financial advisory services to the controlling stockholder of the Acquiror, for which Houlihan Lokey has received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, the Acquiror or to any other party, except as expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, the Acquiror or any other party or the effect of any other transaction in which the Company, the Acquiror or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Acquiror’s or any other party’s security holders vis-à-vis any other class or group of the Company’s, the Acquiror’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Excluded Persons) in the Transaction is fair to them from a financial point of view.

Very truly yours,

HOULIHAN LOKEY FINANCIAL ADVISORS, INC.

/s/ Houlihan Lokey Financial Advisors, Inc.

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